

on any given day...

MAIL-WELL INC

. . . anything is possible.

That's the philosophy we live and breathe at Mail-Well. We encourage our customers to think big, too. Blue skies. Wide open horizons. The ability to leap across time and space to reach the right people and markets at just the right time. With Mail-Well's nationwide print capabilities and resources behind you, the sky is the limit. So go ahead, dream big. Expect more from your print communications. Because on any given day, anything is possible with Mail-Well.


anything


anywhere

THE EAST COAST/ 12 a.m.



ON ANY GIVEN DAY » WE ENTER NEW COMMERCIAL PRINT PARTNERSHIPS WITH 240 CUSTOMERS. » WE WIN PRESTI







From facilities in three states, Mail-Well prints and distributes guestroom materials to nearly 600 hotel and resort locations.

Brand

Mail-Well's relationship with Westin Hotels & Resorts began nearly a decade ago, when Westin was headquartered in Seattle and buying letterhead and envelopes from Griffin Envelope. Today Griffin Envelope is part of Mail-Well, and Westin is part of Starwood Hotels & Resorts Wordwide,® a leader in the hospitality industry. The relationship continues to grow and flourish. MAIL-WELL HELPS WESTIN, W, SHERATON, AND FOUR POINTS HOTELS DELIVER THEIR DISTINCT BRAND AND QUALITY MESSAGES THROUGH STATIONERY, GUESTROOM COLLATERAL, MENUS AND PROMOTIONAL MATERIALS. All work is managed through a single point of contact for ordering, production and fulfillment. "Our job is to communicate quality from the moment a guest walks in the door all the way through checkout," says Mail-Well Account Executive Judy Edland. "It's all about reinforcing the customer experience of these great brand names."

Starwood brands include St. Regis,® The Luxury Collection,® Sheraton,® Westin,® W® and Four Points® by Sheraton.

SUE BRUSH _Westin Hotels & Resorts»

"BUSINESS RELATIONSHIPS THAT GROW WITH YOU THROUGH THE YEARS ARE RARE. WE'RE THRILLED TO CONTINUE OUR LONG-STANDING ASSOCIATION WITH MAIL-WELL'S SEATTLE TEAM, AND PLEASED THAT OTHER STARWOOD BRANDS ARE ALSO TAKING ADVANTAGE OF MAIL-WELL'S GREAT PRODUCTS AND SERVICES."



IONAL AWARDS FOR PRINTING EXCELLENCE. » WE ASSEMBLE AND MAIL 28,000 KITS CONTAINING 189,000 COMPONENTS.



"OUR CUSTOMERS NEED MASSIVE SUPPORT FROM COMPANIES WITH MASSIVE CAPABILITIES ACROSS THE FULL SPECTRUM OF PRINT PRODUCTS. OVER THE YEARS WE HAVE COME TO DEPEND ALMOST EXCLUSIVELY ON MAIL-WELL."

« STEVE ALTMANN _Wall Street Business Products

Leverage

Trust and reliability are the underpinnings of Wall Street Business Products' success. Established in 1981, this New York distributor fills print and fulfillment needs for some of the world's largest businesses. President and CEO Steve Altmann originally turned to Mail-Well to fill a need for business documents, but the relationship quickly grew as he tapped into Mail-Well's full breadth of products. TODAY WALL STREET BUSINESS PRODUCTS TRUSTS MAIL-WELL TO MEET EXACTING STANDARDS FOR COMMERCIAL PRINT, ENVELOPES, FORMS AND MORE. But that's not all. Last year, Altmann brought his largest client and Mail-Well together in a new partnership that leveraged the value of both. Altmann's client wanted to consolidate its print buying and sell its non-core fulfillment operation. Mail-Well wanted to complete its value chain with just such a business. A perfect match. "Mail-Well has already proven itself as an absolutely reliable print partner," says Altmann. "I have no doubt that the same will be true with regard to fulfillment. This is exactly what my customers need."


CANADA
MEXICO

Mail-Well delivers print and service solutions to Wall Street Business Products' customers from facilities in six states.


THE EAST COAST/ 8 p.m.

6 MILLION ENVELOPES. » OUR 10 LARGEST CUSTOMERS HAVE WORKED WITH US AN AVERAGE OF 15 YEARS.


single
source


national
network


NEW ENGLAND
2
p.m.

ON ANY GIVEN DAY » MAIL-WELL PRODUCES 16.5 MILLION SHORT-RUN LABELS. » WE DELIVER 905 COMMER


CANADA
MEXICO

Mail-Well supports In-Touch Direct with products printed in two states and delivered throughout the eastern United States.

Opportunity

In-Touch Direct, a custom label design business in Boston, markets to 4,000 small- and mid-sized businesses throughout the eastern United States. Owner Bruce Hayes advertises his products through monthly catalogs, and when a new one hits the mail, orders fly in via email, phone and fax. Hayes fills them with Mail-Well's PrintXcel team, which meets his requirements for quality, speed and reliability. Even more important is Mail-Well's multiproduct support, which lets Hayes leverage his designs into additional customer products, including brochures, letterhead, envelopes and business cards. "I can work with one company instead of ten to fill multiple product needs," he says. "THE WAY I LOOK AT IT, MAIL-WELL HELPS ME GET CLOSER TO THE HEART OF EACH CUSTOMER'S BUSINESS."



« BRUCE HAYES _In-Touch Direct

"THE WAY MAIL-WELL HELPS A GUY LIKE ME IS PHENOMENAL. THEY BACKED ME WITH PRODUCTS AND SUPPORT THROUGH TEN YEARS OF GROWTH. THEY HELPED ME DEVELOP MY BUSINESS MODEL, AND THEY HELPED ME EXPAND IT. I GET WHAT I NEED, ANYTIME, ANYWHERE."

...NTING JOBS » MORE THAN 10,000 VALUE-ADDED RESELLERS HAVE BEEN OUR CUSTOMERS FOR 10 YEARS OR MORE

"One of my biggest customers needed a machine-insertable envelope that can be 100% mechanically handled at high speed. We teamed up with Mail-Well to create a set of standards and production requirements. The product works flawlessly. As a result, my customer's production rate has improved by nearly 15%."



» Jerre Creske _Lyons Data

Trust

Lyons Data fills orders for more than 160 million envelopes per year for direct mail, publishing and fulfillment companies across the United States. President Jerre Creske has seen envelope styles, colors and graphics change in his 15 years in business, but his customers' requirements have always been the same. "QUALITY, CAPACITY, AND ON-TIME DELIVERY: THAT'S WHAT EVERY CUSTOMER WANTS, AND THAT'S WHAT I TRUST MAIL-WELL TO DELIVER," he says. On a recent project, Mail-Well Envelope partnered with Lyons Data to meet a 5-day turn-time for five million envelopes in three different sizes. "This was a job my customer didn't believe could be done," says Creske. "Then the trucks rolled up and Mail-Well proved them wrong." The delighted customer has contracted with Lyons Data for 300 million more envelopes.



Lyons Data is backed by two Mail-Well Envelope facilities and 36 others when needed.


THE MIDWEST/ 6 a.m.

NVELOPE WINS NATIONAL AWARDS FOR MANUFACTURING EXCELLENCE. » WE FILL 832 ENVELOPE ORDERS.

vision








delivered


THE MIDWEST / 5 p.m.
CHICAGO

ON ANY GIVEN DAY » OUR 20,000 VALUE-ADDED RESELLERS REPRESENT 100,000 SALES PROFESSIONALS. » WE DELIVER 3



Mail-Well's nationwide footprint is a great match for Global DocuGraphix's nearly 50 U.S. locations.

Execution

How do you fuel market growth? By pairing innovative products with strong distribution channels and superior customer support. That's the equation that works for Mail-Well and Chicago-based Global DocuGraphix, one of the largest U.S. business-to-business solution providers for print management, imaging and warehousing services. When Global DocuGraphix saw a market for the all-in-one envelope and document VersaSeal® product, Mail-Well's PrintXcel team responded with comprehensive training for the company's sales force and customers across the country. Today Global DocuGraphix has a fast growing pool of VersaSeal® customers, including the State of Indiana. In addition to strategic sales support for new and growing accounts, MAIL-WELL SUPPORTS GLOBAL DOCUGRAPHIX WITH A SERVICE FOOTPRINT ALIGNED WITH THE COMPANY'S NATIONAL SERVICE AND MULTIPRODUCT NEEDS. In 2002, Global DocuGraphix named Mail-Well's PrintXcel team "Strategic Supplier of the Year" for superlative service and marketing support.



GRAHAM MCCLEAN _Global DocuGraphix»

"DAY-TO-DAY, WE CAN ALWAYS COUNT ON MAIL-WELL TO EXECUTE OPERATIONALLY. AND WHEN WE NEED TO GO FURTHER, WITH MARKETING SUPPORT, CUSTOMER TRAINING OR SPECIALIZED SERVICE, MAIL-WELL IS ALWAYS THERE. THEY'RE THE ONLY COMPANY IN THE INDUSTRY WITH THE MULTIPRODUCT SUPPORT I NEED, AND THEY UNDERSTAND MY ENTIRE BUSINESS. MY PARTNERSHIP WITH MAIL-WELL WORKS AT THE SERVICE LEVEL, THE OPERATING LEVEL, AND THE STRATEGIC LEVEL."



"MAIL-WELL WANTS US TO SUCCEED. IF WE HAVE AN IDEA, THEY'LL DEVELOP IT AND RESPOND WITH A CUSTOM-MADE SOLUTION. THEY ARE A SOLID TECHNOLOGY PARTNER, AND WE ALSO COUNT ON THEM FOR HIGH QUALITY, WHETHER IT'S OFFSET PRINTING OR ADVANCED PRINT-ON-DEMAND FULFILLMENT SYSTEMS. IT'S OBVIOUS THAT TAKING CARE OF US IS THEIR NUMBER ONE CONCERN."

«SANDY MCFARLAND _Anthem Inc.

Growth

Customer responsiveness is a top priority for Anthem, Inc., one of the leading health care benefits companies in the United States. With 11 million customers in nine states, Anthem has expanded rapidly while maintaining close customer communications. MAIL-WELL SURROUNDS ANTHEM WITH TIGHTLY COORDINATED REGIONAL TEAMS AND E-BUSINESS TOOLS that enable fast on-line quoting, proofing, ordering and fulfillment for a variety of print, direct-response and envelope products. Mail-Well also partnered with Anthem to build a web-based system that delivers pre- and post-enrollment information to Anthem customers on-line. The system is both fast and secure, with a built-in audit trail and daily direct feed of customer data to Anthem offices. "Our enterprise solution lets Anthem entrust a critical piece of their operations to us, while still maintaining complete control of their data," says Account Executive John Kulias. "The scalability of this system and our e-tool platform are perfect for Anthem's fast-growing business."

Anthem stays close to customers through print, envelope and web-based communications supported by Mail-Well facilities in eight states.




THE West/10 a.m.

RECT MAIL. » WE RECYCLE 370 TONS OF PAPER. » EMPLOYEE SAFETY IS 50% BETTER THAN THE INDUSTRY AVERAGE.

MAIL-WELL > *Anything is possible.*

Mail-Well's network of 86 print and manufacturing facilities makes it easy to deliver your message anytime, anywhere.



2
1
1
1
5
2
4
2
1
1
1
3
3
6
1
5
4
3
2
4
6
1
MEXICO
1
HAWAII

Mail-Well is a diversified North American print communications company distinguished by its large geographic footprint, breadth of products and services, and expertise in commercial printing, envelopes and business products for the resale market.



1
2
2
1
3
1
3

Depth »

86 printing and manufacturing sites in North America.

10,200 customer-focused employees.

450 sales representatives and 20,000 value-added resellers.

80,000 customers driving $1.7 billion in 2002 sales.

Breadth »

Extensive North American network of facilities providing commercial print products and services.

One of the world's largest envelope manufacturers.

One of the largest U.S. manufacturers of printed office products for resale.

Nationwide fulfillment capabilities and end-to-end supply chain solutions.

Quality »

Named one of the 200 Most Admired Companies in America, and ranked #1 for quality of management in the printing industry by *Fortune* magazine (March 2000).

Elected to the Business Roundtable. Mail-Well is the only print company to be elected to this prestigious public policy association of CEOs.

Named Leading Technology Innovator by *Information Week* (November 2001).

Winner of many national awards for print and manufacturing excellence.



To our Customers, Shareholders, and Employees:

Mail-Well's transformation began two years ago with the launch of a new strategy. Today we have completed a top-to-bottom realignment of our operations and services and refocused on our core strengths. We're leaner, stronger and more competitive.

Our work isn't done yet. We know that Mail-Well's long-term success depends on our ability to create valı and build on our new foundation. Our aim is to deliver the full benefits of Mail-Well's broad product an service offering, geographic flexibility and expertise to every customer we serve. We are enlisting our entir workforce in this effort.

"Mobilization" is the word we use to describe what happens when Mail-Well employees actively participate in the business and take the initiative to improve results. Because the best ideas often come from people who are closest to our customers and products, mobilization must necessarily start on the front lines of Mail-Well and extend to the highest levels of leadership. In our experience, when teams and individuals mobilize around the needs of our customers, profitable sales growth is the result. In 2003, we are carryir this concept forward to the entire company, focusing on seven high-impact areas to improve service, quality, efficiency and innovation.

New Foundation

What do our customers need? How should we deliver it? Those questions sparked a comprehensive 18-month restructuring of Mail-Well that began in June 2000 and was completed in 2002. Milestones of the past year include:

» Envelope facility consolidation. We completed the relocation of our best envelope equipment, expertise and operational capabilities into 39 facilities, down from 50 in 2000. We supported this move with new training for envelop adjusters, whose technical skills impact a project's speed and quality.

» Sale of non-core businesses. We sold Curtis 1000, Mail-Well Label and FileNet to focus on what we do best: commercial printing, envelopes and other printed office products. Our printed office products segment, originally in oı divestiture plans, will remain part of Mail-Well, and we will focus on multiproduct selling through this segment's 20,00c active resellers.

» Operational improvement. Every Mail-Well facility now operates with standardized procedures, best practices and key measurements. We support ongoing improvement through a wide variety of business and skills training delivered through Mail-Well University, including train-the-trainer courses designed to rapidly disseminate best practices through the company. Our commitment to uniform quality is showing up in safety improvements, waste reduction, faster turn-times and consistent product quality.

» "Total-company" solutions. To ensure that we meet every customer's print-related needs, we are training our entire team of sales executives on all Mail-Well products—envelopes, print, documents and labels—as well as services including design, digital archiving, e-commerce and fulfillment.

» Market-focused regionalization. We reorganized our core businesses into regional hubs to improve service and focus on individual customers. Our local and regional sales teams are backed by national account teams, and customers have the option of working with a single point of contact for complex, multiproduct needs. We have launched new intern processes to improve our ability to seamlessly deliver quality products and services from multiple locations, regardless of where orders originate.

New Value

In 2002, we strengthened our long-standing business relationship with American Express Company by acquiring its Document Related Services (DRS) division and entering into a five-year contract foı ongoing services. DRS provides design, short-run printing and fulfillment services to American Expr Company and its customers. With five facilities throughout the United States, DRS strengthens Mail-Well by adding nationwide fulfillment and end-to-end supply chain management to our service mi

CORPORATE AND SHAREHOLDER INFORMATION

Stock Transfer Agent and Registrar

Computershare Trust Company, Inc.
12039 W. Alameda Parkway, Suite Z-2
Lakewood, CO 80228
Telephone: (303) 986-5400
Fax: (303) 984-4110

For inquiries concerning transfer of shares, replacement of lost certificates, change of address or any questions concerning your Mail-Well shares, call or write the transfer agent.

Form 10-K

The Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission, contains additional information. A copy of the Form 10-K, which was filed during the first quarter of 2003, may be obtained without charge upon written request to: Secretary, 8310 S. Valley Highway, #400, Englewood, CO 80112-5806

Mail-Well's common stock trades on the New York Stock Exchange under the symbol MWL.

Directors

Paul V. Reilly
Chairman of the Board, President & Chief Executive Officer
Mail-Well, Inc.

Frank P. Diassi
Chairman of the Board & Chief Executive Officer
Software Plus, Inc.

Thomas E. Costello
Retired Chief Executive Officer
xpedx—a Subsidiary of International Paper

Frank J. Hevrdejs
Chairman & Principal
The Sterling Group, L.P.

Martin Maloney
Chairman
Broadford & Maloney, Incorporated

David M. Olivier
Retired Senior Vice President
Wyeth Corporation

Janice C. Peters
Private Investor & Former President & Chief Executive Officer
MediaOne, Inc.

Jerome W. Pickholz
Retired Chief Executive Officer
Ogilvy & Mather Direct Worldwide

Alister W. Reynolds
Senior Advisor to the Office of the Chairman
Quest Diagnostics, Incorporated

Susan O. Rheney
Private Investor & Former Principal
The Sterling Group, L.P.

Senior Leadership

Paul V. Reilly
Chairman of the Board, President & Chief Executive Officer

Michel P. Salbaing
Senior Vice President & Chief Financial Officer

Herbert H. Davis III
Senior Vice President – Corporate Development & Chief Legal Officer

Gordon Griffiths
Chief Executive Officer & President – Commercial Printing

Robert C. Hart
Chief Executive Officer & President – Envelope

Kevin Lombardo
Chief Executive Officer & President – Printed Office Products

Brian P. Hairston
Vice President – Human Resources

Keith T. Pratt
Vice President – Purchasing and Supply Chain Management

William W. Huffman, Jr.
Vice President – Controller

D. Robert Meyer, Jr.
Vice President – Treasurer & Tax

Wayne M. Wolberg
Vice President – General Auditor

Mark L. Zoeller
Vice President – General Counsel & Secretary

This acquisition will greatly benefit Mail-Well customers, particularly those looking for one-stop solutions to complex print and distribution needs. Mail-Well is now able to provide every service in the print supply chain, from design through manufacturing and fulfillment. In short, this new business, coupled with the wide variety of services we already offer, provides the enterprise solution our largest customers need right now and a platform for future growth.

We are quickly integrating our new DRS fulfillment services with other prepress, digital, e-commerce, direct mail and fulfillment operations. Following a brief period of transition, every Mail-Well customer will have full access to these services by mid-2003.

Looking Ahead

We cannot predict how the economy will behave this year or next. What we can predict is that Mail-Well will continue to make progress in any economic environment. We will cut costs as needed to remain competitive, while taking advantage of every opportunity to increase customer value.

With restructuring behind us, growth is our top priority. We will market our new nationwide fulfillment capabilities, a service many of our customers want and need. We will grow our business through multiproduct selling, enterprise solutions and aggressive new business development in targeted markets. We will continue to build on improvements in quality, speed and service.

Because print, mail and electronic media never stand still, we are taking steps to strengthen Mail-Well's technological edge and integrate dozens of technology tools into practical customer solutions. A growing number of our customers are using tools that enable fully automated supply chain management, digital archiving, personalized communications, electronic directory and website management, and e-procurement. We will continue to exploit technology to create competitive advantages for our company and customers.

Inside Mail-Well, we will work to deepen our culture of accountability and create an open, communicative environment in which every Mail-Well employee contributes his or her best ideas. We believe Mail-Well houses the industry's most talented workforce, and we will support our people with continued opportunities for training, education and advancement.

2002 in Perspective

Despite the poorly performing economy of 2002, Mail-Well ended the year a stronger and more competitive company. I'm grateful to our employees for staying focused on our customers while working through the difficult transitions of facility consolidation and workforce reduction. We are fortunate to have a Board of Directors and leadership team that is likewise capable of managing rapid change while constantly assessing new opportunities for growth. I am grateful for the service and advice of Tom Stephens, who has left our Board. Tom served as Mail-Well's non-executive Chairman in early 2001. I warmly welcome our new Board members, Tom Costello, Marty Maloney, David Olivier and Susan Rheney, and particularly appreciate their participation in light of today's challenging business environment.

I encourage our shareholders, suppliers and customers to look to the future. Mail-Well is the right partner for these swiftly changing times, and we have never been better positioned to achieve our mission to "Help Our Customers Deliver Their Messages More Effectively." With Mail-Well, anything is possible today, and even more will be possible tomorrow. Thank you for your continuing support.



Paul V. Reilly, *Chairman of the Board, President and Chief Executive Officer*

"2002 marked the third year of a downtrending U.S. economy and the worst recession in the printing industry in nearly 30 years. Despite this challenging environment, we improved Mail-Well's balance sheet, cost structure and ability to compete."

PAUL V. REILLY, *Chairman of the Board, President and Chief Executive Officer*

(HIGHLIGHTS)

As Reported	2002	2001	2000	1999	1998
NET SALES	$ 1,728.7	$ 1,868.8	$ 2,044.4	$ 1,699.2	$ 1,463.1
GROSS PROFIT	343.3	387.6	444.7	383.5	303.8
OPERATING INCOME *(loss)*	(16.5)	14.8	130.2	149.0	83.1
INCOME *(loss)* FROM CONTINUING OPERATIONS	(63.4)	(45.2)	34.7	62.0	25.5
NET INCOME *(loss)*	(202.1)	(136.2)	27.6	64.5	21.7
ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION[7]	$ 132.1	$ 158.5	$ 208.1	$ 198.0	$ 150.2
EARNINGS *(loss)* PER SHARE FROM CONTINUING OPERATIONS:					
BASIC	$ (1.33)	$ (0.95)	$ 0.71	$ 1.27	$ 0.55
DILUTED	$ (1.33)	$ (0.95)	$ 0.70	$ 1.16	$ 0.53

Pro forma "New Mail-Well"[1]	2002[2]	2001[3]	2000[4]	1999[5]	1998[6]
NET SALES	$ 1,675.7	$ 1,809.1	$ 1,975.2	$ 1,627.0	$ 1,394.8
GROSS PROFIT	334.7	363.8	420.1	364.6	283.7
OPERATING INCOME	78.3	83.0	135.0	143.9	103.5
INCOME FROM CONTINUING OPERATIONS	2.0	5.6	35.7	55.3	39.3
ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION[7]	$ 127.4	$ 147.5	$ 196.7	$189.4	$ 141.5
EARNINGS PER SHARE FROM CONTINUING OPERATIONS:					
BASIC	$ 0.04	$ 0.12	$ 0.73	$ 1.13	$ 0.84
DILUTED	$ 0.04	$ 0.12	$ 0.72	$ 1.04	$ 0.81

Other Data	2002	2001	2000	1999	1998
TOTAL ASSETS	$ 1,107.4	$ 1,476.9	$ 1,683.6	$ 1,310.3	$ 1,128.0
TOTAL DEBT	$ 763.9	$ 855.2	$ 922.4	$ 666.4	$ 587.1

[1]Pro forma New Mail-Well excludes the results of the prime label, Curtis 1000 and the filing products businesses sold in 2002 as well as the results of the digital graphics operations held for sale at December 31, 2002. Pro forma New Mail-Well sales include sales to operations that have been divested which are expected to continue.

[2]Operating income, income from continuing operations and earnings per share from continuing operations for New Mail-Well exclude restructuring, asset impairments and other charges of $74.6 million and impairment charges on assets held or formerly held for sale of $19.3 million.

[3]Operating income, income from continuing operations and earnings per share from continuing operations for New Mail-Well exclude restructuring, asset impairments and other charges of $43.1 million and impairment charges on operations formerly held for sale of $36.5 million.

[4]Operating income, income from continuing operations and earnings per share from continuing operations for New Mail-Well exclude restructuring, asset impairments and other charges of $14.5 million.

[5]Operating income, income from continuing operations and earnings per share from continuing operations for New Mail-Well exclude restructuring, asset impairments and other charges of $1.8 million.

[6]Operating income, income from continuing operations and earnings per share from continuing operations for New Mail-Well exclude restructuring, asset impairments and other charges of $28.9 million.

[7]Adjusted earnings before interest, taxes, depreciation and amortization exclude all restructuring, asset impairments and other charges discussed in (1) - (6) above. In addition, this excludes the gain (loss) on sale of assets and foreign currency gain (loss).

To our Shareholders:

Many of the benefits of Mail-Well's strategic repositioning were mitigated by the broad-based economic downturn of 2002. Even so, our performance in the second half of 2002 demonstrated that Mail-Well has become more profitable. Excluding restructuring, asset impairments and other charges, EBITDA increased 43% in the last six months of 2002. The profitability of our commercial print segment also improved considerably during this period, and earnings nearly doubled in comparison to the year's first half.

We strengthened our balance sheet in 2002 by significantly reducing debt and improving our debt structure. With the proceeds from divestitures and cash generated from operations, we have reduced debt by $331 million between June 2000 and December 2002, of which $91 million was paid down in 2002. Facilities consolidation returned another $40 million to Mail-Well's bottom line. With no further maturities on debt until June 2005, Mail-Well has the financial stability and flexibility needed to weather our industry's downturn while focusing on market share growth in our three business segments.

Mail-Well's leadership team is committed to ongoing improvements in cost and efficiency. We believe that our new structure will enhance our ability to leverage additional cost-saving measures across our business in 2003 and beyond.



Paul V. Reilly
Chairman of the Board, President and Chief Executive Officer

Report of Management

The management of Mail-Well is responsible for the preparation and integrity of the consolidated financial statements in this Annual Report. The statements are prepared in accordance with generally accepted accounting principles and reflect management's best judgments and estimates. Financial information in this Annual Report is consistent with that in the financial statements.

Mail-Well maintains a system of internal accounting controls designed to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and transactions are properly authorized and recorded to ensure reliable financial records and reports. Our system of internal control includes an extensive program of internal audits with management and audit committee follow-up, careful selection of supervisory and management personnel, appropriate delegation of authority and division of responsibility and dissemination of a comprehensive accounting and finance policy manual.

Another important component of the internal control system is our ethics program which includes: published standards of ethical conduct, a separate standard of ethical conduct for our financial managers and officers and a toll-free telephone number whereby an employee may anonymously report suspected violations of our ethics policy with protection for whistle-blowers.

Mail-Well has completed a comprehensive implementation of a corporate governance program to comply with the Sarbanes-Oxley Act as well as new Securities Exchange Commission and New York Stock Exchange rules. This includes a governance committee, a disclosure control committee and a revised audit committee charter.

The Audit Committee of the Board of Directors, which is composed solely of Directors who are not officers of our Company, meets regularly with representatives of management, the independent auditors and Internal Audit to discuss internal accounting controls and auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of their audit effort. The Committee also meets periodically with the independent auditors and the chief internal auditor without management present to ensure that the independent auditors and the chief internal auditor have free access to the Committee.

Our independent auditors, Ernst & Young LLP, are recommended by the Audit Committee, selected by the Board of Directors and ratified by our shareholders. The opinion of Ernst & Young LLP, which is based on their audits of our consolidated financial statements, is included in this Annual Report. The Audit Committee has reviewed and discussed the consolidated financial statements included in this Annual Report with management and the independent auditors. The Audit Committee's report recommending the inclusion of the consolidated financial statements in this Annual Report is set forth in our Proxy Statement.



Michel P. Salbaing
Senior Vice President and Chief Financial Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Overview

In 2001, we adopted a strategy to focus on our two primary businesses—envelopes and commercial printing—and announced plans to divest our prime label and printed office products businesses, the filing products division of our envelope business and the digital graphics division of our commercial printing business. In addition to the planned divestitures, we initiated a restructuring program to consolidate manufacturing facilities to improve our competitive position and implemented other initiatives to significantly improve operations, reduce costs and increase marketing effectiveness.

In February 2002, we sold Curtis 1000 Inc., the distribution business included in our printed office products business. In May 2002, we sold our prime label business. As of June 2002, we had not received an offer for PrintXcel, also part of our printed office products business, that we considered consistent with its value. Because PrintXcel generates reliable cash flow and a satisfactory return on assets we concluded that it was not in our best interest to sell this business and we discontinued our efforts to do so. This business is now an integral part of our strategy of expanding our print products and services to a larger customer base. In August 2002, we sold the filing products division of our envelope business. We are continuing our efforts to sell certain digital graphics operations of our commercial printing business.

We have substantially completed the restructuring of Mail-Well that began in 2001. Mail-Well is now one company focused on producing products and services that help our customers deliver their messages more effectively.

We believe we are the world's largest manufacturer of envelopes. We produce approximately 38 billion envelopes annually in our 39 envelope manufacturing facilities located throughout the United States and Canada. Approximately 84% of these envelopes are customized specifically for our customers for use in billing and remittance, direct mail advertising and specialty packaging. The remaining 16% are stock envelopes sold into the resale market.

We are one of the largest commercial printers in the United States. We operate 35 printing plants located strategically throughout the United States and one in Canada. We specialize in high impact printing, in which we print a wide range of premium printed products for national and regional customers, including annual reports, car brochures and brand marketing collateral, and general commercial printing for local and regional customers.

We are also a leading domestic supplier of customized and stock labels, mailers and printed business documents to small and mid-size businesses generally through independent distributors of office products. Our printed office products business operates 11 manufacturing plants strategically located throughout the United States. The labels produced and sold by our printed office products division do not compete with those produced and sold by the now-divested prime label business due to differences in customer base, distribution channels and production methods.

Paper is our most significant raw material. We purchase approximately 500,000 tons of paper annually for our businesses. Prices of uncoated papers, which are the principal grades of paper used to manufacture envelopes, increased 10% in the fourth quarter of 2002. The costs of uncoated paper had declined approximately 10% during 2001 after a year of stable prices in 2000. Prices of coated papers, which are used principally in commercial printing, increased approximately 3% in 2000, decreased approximately 8% in 2001 and remained flat in 2002. Historical changes in paper pricing generally have not affected the operating results of our commercial printing business because we have been able to pass on paper price increases to our customers. Paper pricing has, however, impacted the operating margins of our envelope business. When paper prices are rising, operating margins on our envelope products tend to be lower because we generally are not able to increase our prices as quickly as paper prices increase. Accordingly, since uncoated paper prices increased at the end of 2002, operating margins of our envelope business will be negatively impacted in 2003 to the extent we are unable to increase the prices of our envelope products.

Prior to 2001, our growth was primarily due to our acquisition strategy. We substantially curtailed our acquisitions in 2001 and 2002 in order to concentrate on implementing our strategic plan. In 2000, we acquired American Business Products, Inc. and four smaller companies. The acquisitions have been accounted for as purchase transactions. Recording acquisitions in this manner impacts comparability of our financial statements because the results of each of the acquired companies are included in the consolidated results from the dates acquired. When appropriate, we have noted the impacts of our acquisitions in the following discussions of our results.

Consolidated Results of Operations

The financial statements for all periods presented have been restated as required by generally accepted accounting principles to report the results of our prime label and Curtis 1000 businesses as discontinued operations. Our PrintXcel business had also been reported as a discontinued operation prior to June 2002. Since this business is no longer held for sale, the results of PrintXcel have been reclassified to be included in continuing operations for all periods presented. The summary financial data set forth in the tables that follow present reported amounts as well as comparable financial data for New Mail-Well. The financial data presented for New Mail-Well exclude the results of the prime label, Curtis 1000 and filing products businesses sold in 2002 as well as the results of our digital graphics operations held for sale at December 31, 2002. New Mail-Well results also exclude restructuring, impairments and other charges reported in the consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000.

The economic slowdown that began in 2001 continued to adversely affect the sales and margins of our businesses in 2002, especially the portion of our commercial printing business related to print advertising and the direct mail segment of our envelope business. In addition, the market for traditional business forms continues to decline due to the increasing use of laser printing technology by the end-users of these products. We do not expect significant increases in sales and margins until the markets we serve, especially advertising and direct mail, recover. In the meantime, we will continue to control our costs and balance production with the needs of our customers.

Sales

	Year Ended December 31			% Change	
(dollars in thousands)	2002	2001	2000	2002	2001
Reported	$ 1,728,705	$ 1,868,768	$ 2,044,350	(7)%	(9)%
New Mail-Well*	$ 1,675,713	$ 1,809,050	$ 1,975,193	(7)%	(8)%

* Excludes sales of the filing products division of our envelope business sold during 2002 and sales of certain digital graphics operations of our commercial printing business held for sale. New Mail-Well's sales include sales of $3.5 million, $30.2 million and $23.5 million in 2002, 2001 and 2000, respectively, to operations that have been divested which are expected to continue.

In 2002, sales of New Mail-Well were $133.3 million, or 7%, lower than in 2001.

» Sales of our envelope business were $61.9 million lower in 2002 than in 2001 primarily due to lower sales to direct mail customers and lower selling prices.

» Sales of our commercial printing business were $53.4 million lower in 2002 than in 2001 primarily due to reductions in demand by our customers for advertising related printed material. Sales of our high impact printing to our national and regional customers were flat in 2002 while sales of commercial printing to our local customers were weak.

» Sales of our printed office products were $18.0 million lower in 2002 than in 2001 primarily due to the continuing decline in sales of traditional business forms.

In 2001, sales of New Mail-Well were $166.1 million, or 8%, lower than in 2000. Excluding the impact of acquisitions completed during 2000, the sales decline was $198.5 million, or 10%.

» Sales of our envelope business were $35.6 million lower in 2001 than in 2000 primarily due to reductions in spending by our customers on direct mail promotions, lower sales of our high strength specialty envelopes and lower sales to merchant and office products customers.

» Sales of commercial printing were $147.3 million lower in 2001 than in 2000 primarily due to reductions in demand for advertising related printing and lower sales to our technology and telecommunications customers.

» Sales of our printed office products business were $15.6 million lower in 2001 than in 2000 as the demand for business forms continued the decline that began in 2000.

Reported sales in 2002 and 2001 declined from the prior year by similar percentages and were impacted by the same factors as the sales of New Mail-Well.

Restructuring, Asset Impairments and Other Charges

We have responded to the impact of the current economic environment on our businesses by continuing to evaluate our operations for improvement opportunities. Because of the significant decline in sales experienced over the last two years, we have taken actions to consolidate facilities, rationalize and realign capacity and otherwise reduce costs. These actions have resulted in significant restructuring and other nonrecurring charges. This process is ongoing, as our industry and markets change, and we will continue to take the actions necessary to react to these changes.

2002 Activity

Restructuring and other charges recorded in 2002 were $74.6 million. The following table and discussion present the details of these charges:

(in thousands)	Envelope	Commercial Printing	Printed Office Products	Corporate	Total
Employee separation and related expenses	$ 884	$ 3,206	$ 1,404	$ –	$ 5,494
Employee training expenses	7,043	–	–	–	7,043
Project management expenses	9,246	–	–	–	9,246
Asset impairment charges, net	9,644	3,259	925	–	13,828
Other exit costs	4,219	4,691	658	–	9,568
Reversal of unused accrual	(500)	–	–	–	(500)
Total restructuring costs	30,536	11,156	2,987	–	44,679
Other charges	2,038	4,655	161	23,018	29,872
Total restructuring, asset impairments and other charges	$ 32,574	$ 15,811	$ 3,148	$ 23,018	$ 74,551

Envelope

The consolidation of ten of our envelope manufacturing facilities is complete. We began this consolidation in 2001 in order to reduce excess internal capacity and improve utilization of the equipment and resources at our other envelope plants in the United States and Canada. The cost incurred during 2002 related to this consolidation were as follows:

» Employee training expenses of $7.0 million were incurred to train the new employees that were hired at the plants that absorbed the production of the plants that were closed. The training programs for these employees were between three and nine months in duration.

» We incurred project management expenses of $9.2 million which were primarily consulting fees and related expenses incurred to assist management in managing the consolidation project. Consultants were used to assist in such tasks as capacity planning, workflow planning, production scheduling and change management.

» Impairment charges of $9.6 million were recorded for property and equipment taken out of service or sold as a result of the plant consolidations, net of $5.9 million received from the sales of those assets.

» Other costs of $4.2 million include the expenses incurred to move and reinstall equipment, and the cost incurred to restore buildings to the condition required by lease agreements or to prepare them for sale.

» In 2001, we accrued separation and related employee costs to cover the 920 employees we expected would be affected over the course of this project. As of December 31, 2002, 722 employees had been separated and we have reduced the accrual by $0.5 million.

As a result of other cost reduction actions, our envelope business incurred separation and related employee expenses of $0.9 million in connection the elimination of 139 jobs.

Commercial Printing

During 2002, we reduced the size of many of our commercial printing operations in response to the significant decline in sales. We incurred $1.9 million in employee separation and related expenses to cover the elimination of 192 jobs. We also recorded impairment charges of $1.3 million for equipment taken out of service and other restructuring costs of $0.7 million for expenses associated with lease commitments and the cost to dismantle, move and reinstall equipment.

In September 2002, we closed our commercial printing operation in New York City and began the consolidation of our web printing operation in Indianapolis, Indiana with our web plants in St. Louis, Missouri and Baltimore, Maryland. We also moved a web press from our plant in Portland, Oregon to our plant in St. Louis. We incurred employee separation and related expenses of $1.3 million to cover the 132 employees affected by these actions. Impairment charges on equipment taken out of service totaled $2.0 million. We recorded $4.0 million to cover the expenses associated with terminating lease commitments and the costs to dismantle, move and reinstall equipment. We anticipate spending an additional $1.0 million in 2003 to complete the consolidation of our web press operations.

Printed Office Products

During 2002, we closed two of our traditional documents plants in response to the decline in the demand for business forms. The employee separation and related employee expenses covering 64 employees was $0.6 million. As of December 31, 2002, all of these employees had been separated. Impairment charges related to equipment taken out of service as a result of these closures totaled $0.6 million. Other restructuring expenses of $0.7 million were incurred primarily to prepare the two plant buildings for sale.

As a result of other cost reduction measures, Printed Office Products has incurred employee separation and related expenses of $0.8 million in connection with the elimination of 184 jobs and impairments of $0.3 million.

Other Charges

Other charges include the following items:

» In 2001, we initiated several programs to significantly improve operations and marketing effectiveness. These programs included the implementation of best practices, the standardization of costing and pricing systems in our envelope and commercial printing businesses and the alignment of equipment and services to better serve our customers and markets. We used outside assistance in the implementation of these programs which cost $4.4 million in 2002.

» In connection with the refinancing of our bank credit facility in June 2002, we were required to refinance an operating lease stemming from a sale/leaseback arrangement executed in 1997 and amended in 2000. The value of the equipment subject to the lease was reduced from $34.9 million to $19.1 million, and we were required to pay the difference of $15.8 million. In addition, we wrote off deferred costs of $6.1 million associated with the lease prior to this refinancing.

» We have recorded an impairment charge of $1.8 million related to the write-down of idle equipment in our commercial printing business to net realizable value.

» We have incurred severance payments unrelated to the restructure plans of $1.1 million.

» We have incurred consulting fees of $0.7 million related to tax matters that arose as a result of our divestitures.

2001 ACTIVITY

The restructuring and other charges totaled $43.1 million in 2001. The following table and discussion present the details of these charges:

(in thousands)	Envelope	Commercial Printing	Printed Office Products	Corporate	Total
EMPLOYEE SEPARATION AND RELATED EXPENSES	$ 9,042	$ 385	$ 618	$ –	$ 10,045
EMPLOYEE TRAINING EXPENSES	2,628	–	–	–	2,628
PROJECT MANAGEMENT EXPENSES	5,404	–	–	–	5,404
ASSET IMPAIRMENT CHARGES, NET	8,178	601	(1,300)	–	7,479
OTHER EXIT COSTS	6,510	1,978	691	–	9,179
STRATEGIC ASSESSMENT COSTS	–	–	–	2,677	2,677
TOTAL RESTRUCTURING COSTS	31,762	2,964	9	2,677	37,412
OTHER CHARGES	1,360	1,482	1,231	1,600	5,673
TOTAL RESTRUCTURING, ASSET IMPAIRMENTS AND OTHER CHARGES	$ 33,122	$ 4,446	$ 1,240	$ 4,277	$ 43,085

ENVELOPE

The separation and related employee costs covered 923 employees that were expected to be affected over the course of the plant consolidation project described above, of which 359 had been separated as of December 31, 2001. Other exit costs included lease termination costs of $1.4 million, equipment moving expenses and building clean-up costs. As of December 31, 2001, we had completed the closure of three facilities. The $8.2 million asset impairment charge relates to the write down of equipment taken out of service as a result of these plant closures.

COMMERCIAL PRINTING

Our commercial printing business closed a plant in Philadelphia, Pennsylvania and consolidated two other printing operations in the Philadelphia area. We took these actions to improve our cost effectiveness and our competitive position in the Philadelphia market. The costs associated with the consolidation included employee separation and related expenses covering the elimination of 25 jobs. Other exit costs included expenses incurred for lease termination costs and costs to move and reinstall equipment. Equipment taken out of service was written down $0.6 million to its fair market value.

PRINTED OFFICE PRODUCTS

Our printed office products business substantially curtailed its operation in Denver, Colorado in 2001. The employee separation and related expenses of $0.6 million were related to the elimination of 62 jobs. Other exit costs were the expenses incurred to dismantle, move and reinstall equipment. Additionally, we reversed an asset impairment charge of $1.3 million taken in 2000 to write-down a building to its estimated fair market value. This building was sold for more than its original carrying value.

CORPORATE

In developing our strategic plan, we engaged outside advisors to research and evaluate our markets, survey our customers and assess existing strategies. In addition, we engaged financial advisors to evaluate options for improving our capital structure. The cost of these advisors was $2.7 million in 2001.

OTHER CHARGES

Other charges include the following items:

» The outside assistance used in the implementation of initiatives in our envelope and commercial printing businesses to establish best practices, standardize our costing and pricing systems, and align equipment and services to better serve our customers and markets totaled $2.2 million in 2001.

» We wrote-off $0.7 million of costs incurred by our envelope business for a human resource information system that was not implemented.

» Printed office products incurred $1.2 million of fees and expenses associated with the settlement of a lawsuit.

» We wrote-off a $1.6 million investment in a company that was developing a service, which would enable the management of the creative process of a printing job online.

2000 Activity

We began the comprehensive review of our operations at the end of 2000 and identified certain actions that could be taken at that time. The following table and discussion present the details of restructuring charges, as well as other charges recorded in 2000:

(in thousands)	Envelope	Commercial Printing	Printed Office Products	Total
Employee separation and related expenses	$ 86	$ 188	$ 1,261	$ 1,535
Asset impairment charges	–	749	3,299	4,048
Other exit costs	–	473	1,045	1,518
Total restructuring costs	86	1,410	5,605	7,101
Other asset impairments	1,872	2,036	2,723	6,631
Total restructuring, asset impairments and other charges	$ 1,958	$ 3,446	$ 8,328	$ 13,732

Envelope

Our envelope business closed a resale operation in Vancouver, Washington. The employee separation and related expenses covered the elimination of 19 jobs.

Commercial Printing

Our commercial printing business consolidated two operations in St. Louis into an existing facility and closed its bindery operation in Mexico. We reduced our total workforce by 165 employees. The losses recorded as a result of the lease terminations and asset impairments were primaily related to the closing of the Mexico bindery.

Printed Office Products

Our printed office products business closed its business forms plants in Oceanside, California; Sparks, Nevada; and Houston, Texas. The employee separation and related expenses covering the elimination of 190 jobs totaled $1.3 million. Other exit costs are primarily the cost associated with the termination of lease commitments at these facilities. The loss incurred on the equipment that was sold or abandoned was $3.3 million.

We incurred asset impairment charges in 2000 totaling $6.6 million that were unrelated to the restructuring. These assets were taken out of service and could not be redeployed or sold, and therefore were written off.

We completed a restructuring program initiated in 1998 during 2000. Charges recorded in 2000 related to that program totaled $0.8 million.

Loss on Assets Held For Sale

In August 2002, we completed the sale of the filing products division of our envelope business, which had been held for sale since June 2001. The loss on assets held for sale recorded in 2002 included a $6.1 million impairment in connection with this divestiture and $0.3 million related to the assets of the digital graphics division held for sale at December 31, 2002.

Impairment on Operations Formerly Held For Sale

In 2001, we reduced the carrying amount of the net assets of PrintXcel by $33.6 million to reflect its expected net realizable value. PrintXcel's net realizable value was based on estimated sales proceeds, net of expenses and a tax benefit of $11.5 million that would have resulted from the sale. This charge has been reported as an impairment on operations formerly held for sale in the consolidated statement of operations as of December 31, 2001.

Due to our decision in June 2002 not to sell PrintXcel, we reversed the tax benefit since it would not be realized and $1.1 million of expenses related to the sale that had been accrued but not incurred. The net amount of $10.4 million has been reported as an impairment on operations formerly held for sale in the consolidated statement of operations as of December 31, 2002.

In October 2002, we discontinued our efforts to sell a portion of the digital graphics division of our commercial printing business. The impairment on operations formerly held for sale in the consolidated statements of operations as of December 31, 2002 and 2001 includes $2.5 million and $2.9 million, respectively, related to the digital graphics operation no longer held for sale.

Operating Income (Loss)

	Year Ended December 31			% Change	
(dollars in thousands)	2002	2001	2000	2002	2001
REPORTED					
OPERATING INCOME (LOSS)	$ (16,456)	$ 14,824	$ 130,214	(211)%	(89)%
OPERATING MARGIN	(1)%	1%	6%		
NEW MAIL-WELL*					
OPERATING INCOME	$ 78,280	$ 83,011	$ 134,983	(6)%	(39)%
OPERATING MARGIN	5%	5%	7%		

* Excludes the operating income of the filing products division of our envelope business sold during 2002 and the operating income of certain digital graphics operations of our commercial printing business held for sale. New Mail-Well's operating income also excludes restructuring, impairment and other charges discussed above.

In 2002, New Mail-Well's operating income declined $4.7 million, or 6%, compared to 2001. This decline was due primarily to the following:

» Gross profit declined $28.7 million during 2002. The impact of lower sales and lower margins was partially offset by savings in fixed manufacturing overhead of $36.5 million realized from our restructuring and other cost control initiatives.

» Savings realized from reductions in selling and administrative expenses totaled $5.6 million for the year.

» Amortization expense was $13.8 million lower in 2002 than in 2001 due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002, which eliminated the amortization of goodwill.

The reported operating loss for 2002 was $16.5 million and reflects charges not included in the operating income of New Mail-Well. These charges were as follows:

» Restructuring, asset impairments and other charges of $74.6 million.

» The impairment charge of $10.4 million recorded when PrintXcel was reinstated as a continuing operation.

» The impairment charge of $6.1 million recorded as a result of the sale of our filing products business.

» In connection with our decision to discontinue efforts to sell one of our digital graphics operations, an impairment charge of $2.5 million was recorded. An impairment charge of $0.3 million was recorded on the digital graphics operations that remain held for sale.

In 2001, New Mail-Well's operating income declined $52.0 million, or 39%, compared to 2000. Excluding earnings of approximately $3.9 million contributed by acquisitions completed in 2000, the decline was 41%. The reduction in operating income was primarily due to approximately $61.0 million of contribution lost on the decline in sales and $5.0 million due to lower margins. Offsetting these declines were reductions in fixed manufacturing overhead and administrative expenses, which totaled approximately $11.0 million during 2001.

Reported operating income in 2001 was $14.8 million and reflects restructuring, asset impairments and other charges of $43.1 million and an impairment charge of $36.5 million on operations formerly held for sale. Reported operating income in 2000 reflects restructuring, asset impairments and other charges of $14.5 million.

Interest Expense

(dollars in thousands)	Year Ended December 31 2002	2001	2000	% Change 2002	2001
TOTAL INTEREST EXPENSE	$ 76,031	$ 78,891	$ 92,138	(4)%	(14)%
LESS: ALLOCATED TO DISCONTINUED OPERATIONS	(5,570)	(15,577)	(19,141)		
REPORTED INTEREST EXPENSE	$ 70,461	$ 63,314	$ 72,997	(11)%	(13)%
NEW MAIL-WELL	$ 72,992	$ 69,057	$ 76,610	(6)%	(10)%

In 2002, interest before allocations to discontinued operations decreased 4% due to lower average outstanding debt despite a higher weighted average interest rate. Our average outstanding debt during 2002 was $872.8 million compared to $978.6 million in 2001. Our weighted average interest rate was 8.59% in 2002 compared to 7.06% in 2001. The increase in the weighted average interest rate was due primarily to the issuance of $350 million of 9 5/8% senior notes on March 13, 2002, the proceeds of which were used to repay bank debt which accrued interest at a lower variable rate and our 5% convertible notes.

In 2001, total interest expense declined 14% due to lower average debt balances and lower average interest rates. Our average outstanding debt during 2001 was $978.6 million compared to $1,095.1 million in 2000. Our weighted average interest rate was 7.06% in 2001 compared to 8.22% in 2000.

Reported interest excludes the allocation of interest expense to discontinued operations based on the net assets of those operations relative to the net assets of the Company. Interest expense for New Mail-Well was calculated on a pro forma basis as if the actual net proceeds from the sales of our prime label, Curtis 1000 and filing products businesses and the estimated net proceeds of the digital graphics operations held for sale had been received on January 1, 2000.

Income Taxes

(dollars in thousands)	Year Ended December 31 2002	2001	2000
Reported			
PROVISION (BENEFIT) FOR INCOME TAXES	$ (25,308)	$ (5,200)	$ 21,624
EFFECTIVE TAX RATE	28.5%	10.3%	38.4%
New Mail-Well			
PROVISION FOR INCOME TAXES	$ 1,526	$ 6,312	$ 21,633
EFFECTIVE TAX RATE	42.8%	52.9%	37.7%

New Mail-Well's effective tax rate for 2002 decreased by 10.1 percentage points due to the elimination of the net impact of both nondeductible goodwill amortization and nontaxable interest income on the effective rate.

New Mail-Well's effective tax rate for 2001 increased by 15.2 percentage points due to the impact of nondeductible goodwill amortization on the effective rate.

The reported effective tax rates for 2002 and 2001 reflect the tax impacts of the permanent differences related to impairment charges.

Income (Loss) From Continuing Operations Before Extraordinary Items and Cumulative Effect of a Change in Accounting Principle and Income (Loss) Per Share—Diluted

(dollars in thousands)	Year Ended December 31 2002	2001	2000	% Change 2002	2001
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle					
REPORTED	$ (63,363)	$ (45,213)	$ 34,746	(40)%	(230)%
NEW MAIL-WELL*	$ 2,045	$ 5,622	$ 35,748	(64)%	(84)%
Income (loss) from continuing operations per share before extraordinary items and cumulative effect of a change in accounting principle—diluted					
REPORTED	$ (1.33)	$ (0.95)	$ 0.70	(40)%	(236)%
NEW MAIL-WELL*	$ 0.04	$ 0.12	$ 0.72	(67)%	(83)%

* Excludes the income of the filing products division of our envelope business sold during 2002 and the income of the digital graphics operations of our commercial printing business held for sale. New Mail-Well's income also excludes restructuring, impairment and other charges discussed above.

In 2002 and 2001, New Mail-Well's income from continuing operations declined 64% and 84%, respectively. In both years the decline was the result of lower sales and lower margins partially offset by lower fixed manufacturing overhead and lower selling and administrative expenses. Interest expense, which was higher in 2002 than in 2001, was lower in 2001 than in 2000. New Mail-Well's income from continuing operations also benefited from lower amortization expense in 2002.

Reported income (loss) from continuing operations in 2002, 2001 and 2000 reflect restructuring, impairment and other charges of $93.8 million, $79.6 million and $14.5 million, respectively, discussed above.

Loss From Discontinued Operations

The loss from discontinued operations for 2002 was $16.9 million, or $0.35 per share. The loss on discontinued operations reflects the proceeds received from our divestitures of Curtis 1000 and our prime label business, net of related selling expenses and tax benefits. Adjustments of this loss may occur if expenses are different than those estimated or if there are revisions to the tax impact of the sales.

The loss from discontinued operations for 2001 was $91.0 million, or $1.91 per share, and included the following:

» A write-down of our prime label business and Curtis 1000 to net realizable value in the amount of $88.0 million, net of a tax benefit of $35.4 million, based on estimated sales proceeds; and

» The actual and forecasted results of our prime label business and Curtis 1000 from the date of the announcement through the expected date of disposal, including an allocation of interest expense and income taxes.

The loss from discontinued operations of $8.6, or $0.17 per share, million in 2000 reflects the results of our prime label business and Curtis 1000 after the allocation of interest expense and income taxes.

Extraordinary Loss

Results for the year ended December 31, 2002 include an extraordinary charge of $10.1 million, or $0.21 per share. This represents the write-off of deferred financing fees related to our bank credit facility that was refinanced in June 2002.

Impairment of Goodwill

The Company adopted SFAS No. 142 on January 1, 2002, which required an impairment test of the goodwill recorded for each of our operating segments as of that date. Our testing indicated an impairment of the goodwill recorded by our commercial printing business. This impairment was due to the significant decline in the performance of our commercial printing business in 2001 and the impact of that decline on expected future cash flows. The fair value of our commercial printing business was estimated by discounting the expected future cash flows and the use of market multiples. Using the estimated fair value of the business and the application of the other provisions of SFAS No. 142, we determined that $111.7 million of commercial printing's goodwill was impaired. This transitional impairment loss was reported as a cumulative effect of a change in accounting principle in the consolidated statement of operations as of December 31, 2002.

Net Income (Loss) and Net Income (Loss) Per Share—Diluted

	Year Ended December 31			% Change	
(dollars in thousands)	2002	2001	2000	2002	2001
Net income (loss)					
REPORTED	$ (202,104)	$ (136,217)	$ 27,618	(48)%	(593)%
NEW MAIL-WELL*	$ 2,045	$ 5,622	$ 35,748	(64)%	(84)%
Net income (loss) per share—diluted					
REPORTED	$ (4.24)	$ (2.86)	$ 0.56	(48)%	(611)%
NEW MAIL-WELL*	$ 0.04	$ 0.12	$ 0.72	(67)%	(83)%

* Excludes the net income of the filing products division of our envelope business sold during 2002 and the net income of the digital graphics operations of our commercial printing business held for sale. New Mail-Well's net income also excludes restructuring, impairments and other charges, the extraordinary items, and the change in accounting principle discussed above.

New Mail-Well's net income and net income per share exclude results of discontinued operations and assets held for sale, restructuring, impairments and other charges, extraordinary items, and the charge related to the goodwill impairment reported as a change in accounting principle.

Business Segments

Envelope

The following table presents the reported sales and operating income of our envelope business, as well as sales and operating income excluding the results of the filing products division that was sold in August 2002 and restructuring and other charges ("New Envelope").

	Year Ended December 31			% Change	
(dollars in thousands)	2002	2001	2000	2002	2001
Net sales					
REPORTED	$ 760,487	$ 835,534	$ 861,803	(9)%	(3)%
NEW ENVELOPE*	$ 719,214	$ 781,127	$ 800,821	(8)%	(2)%
Operating income					
REPORTED	$ 45,302	$ 54,168	$ 90,202	(16)%	(40)%
NEW ENVELOPE*	$ 75,110	$ 79,248	$ 84,980	(5)%	(7)%

* Excludes sales and operating income of the filing products division that has been sold. New Envelope sales include sales of $1.1 million, $20.0 million and $15.5 million in 2002, 2001 and 2000, respectively, to operations that have been divested and are expected to continue.

Sales of New Envelope were $61.9 million, or 8% lower, in 2002 than in 2001. The sales decline was due to the following:

» The average selling price of our envelope products fell 2% in 2002 due to competitive pressures on the prices of many of our products and lower sales of higher value added products. As a result, revenue declined approximately $16.7 million.

» Sales of our consumer direct envelopes were down approximately $25.3 million due primarily to reductions in spending by our customers on direct mail promotions.

» Sales to the resale segment of the market were down approximately $9.8 million. Our merchant and office products customers lowered inventory in the first half of 2002, which impacted our volume. In addition, we ceased production of certain low margin products, which we sold into the resale segment of the market during 2001.

» Sales of our high strength specialty envelopes declined $4.7 million in 2002 due to lower demand for these products.

» In February 2002, we exited the domestic photo envelope market. Sales of these envelopes were $5.4 million in 2001.

In 2001, sales of New Envelope were $19.7 million, or 2%, lower than in 2000. Excluding the impact of acquisitions completed in 2000, sales were approximately $35.6 million, or 4.0%, lower than in 2000. The sales decline was due to the following:

» Sales of our consumer direct envelopes declined approximately $18.3 million due primarily to reductions by our customers in spending on direct mail promotions.

» Sales of our high strength specialty envelopes were $12.6 million lower in 2001 due to reduced demand from the U. S. Postal Service.

» Our merchant and office products customers began to reduce inventories in 2001 in response to the weak economy, which contributed to a $4.7 million decline in sales into the resale segment of the market.

The operating income of New Envelope was $4.1 million, or 5%, lower in 2002 than in 2001. The decline in operating income was primarily due to lower sales and lower prices in 2002. Contribution lost due to the decline in sales and lower prices was approximately $21.7 million. The savings realized from our consolidation program and other cost reduction initiatives offset $17.6 million of the lost contribution. Reductions in fixed manufacturing overhead totaled $15.9 million, and reductions in administrative expenses totaled $1.7 million.

In 2001, operating income of New Envelope was $5.7 million, or 7%, lower than in 2000. Excluding the earnings of companies acquired in 2000, the decline was $7.8 million, or 9%. Contribution declined approximately $16.7 million due to lower sales and inefficient manufacturing performance at several of the plants involved in the consolidation program. Reductions in fixed manufacturing overhead and administrative expenses realized from plant consolidations totaled $8.9 million.

We believe the significant operational restructuring, which began in 2001 and was completed in 2002, will enable our envelope business to compete effectively under the market conditions expected in 2003. Since paper prices increased at the end of 2002 and competitive pressures on pricing are likely to continue, 2003 is expected to be another challenging year. We anticipate realizing additional benefits from the plant consolidations that were completed in 2002 as well as other cost improvement programs initiated during 2002. Our focus in 2003 will be on improving customer service, product quality and manufacturing efficiencies.

Commercial Printing

The following table presents the reported sales and operating income of our commercial printing business, as well as sales and operating income excluding the results of its operations that are held for sale and restructuring and other charges ("New Commercial Printing").

	Year Ended December 31			% Change	
(dollars in thousands)	2002	2001	2000	2002	2001
Net sales					
Reported	$ 764,404	$ 817,937	$ 961,780	(7)%	(15)%
New Commercial Printing*	$ 751,354	$ 804,719	$ 944,855	(7)%	(15)%
Operating income (loss)					
Reported	$ (16,255)	$ 14,763	$ 54,758	(210)%	(73)%
New Commercial Printing*	$ (1,082)	$ 18,096	$ 56,541	(106)%	(68)%

* Excludes sales and operating income of the digital graphics division operations held for sale. New Commercial Printing sales include sales of $1 million, $3 million and $0.5 million in 2002, 2001 and 2000, respectively, to operations that have been divested and are expected to continue.

In 2002, sales of New Commercial Printing declined $53.4 million, or 7%, compared to sales in 2001. Due to strong sales in the fourth quarter of 2002, sales of our high impact printing business for national and regional customers were comparable to such sales in 2001. Excluding sales of $11.9 million of a company acquired in 2002, sales of our local commercial printing business were $65.3 million lower in 2002 than in 2001. The following factors contributed to the sales decline in our local business in 2002:

» Approximately 50% of our commercial printing sales are related to advertising. Many of our customers have significantly reduced promotional spending in response to the economic slowdown and this has had a significant impact on the sales volume at all of our printing operations serving local markets.

» Sales in the Philadelphia market were $24.0 million lower in 2002 than in 2001. This decline was due in part to the closure of a plant in Philadelphia in April 2001. Much of the work produced by this plant was marginal work which could not be produced profitably at any of our other facilities in the Mid-Atlantic area. In October 2001, we consolidated two plants serving this market, and many of our customers did not move their printing to our new facility.

» Sales at our plant in Indianapolis declined $13.8 million during 2002. In our efforts to improve the profitability of this plant, we lost some of our low margin business. In addition, demand for long run web business at this plant was weak. We are in the process of moving the web presses in Indianapolis to our web plants in St. Louis and Baltimore.

» Sales of our plant in New York City declined $5.6 million, or 32%, in 2002. We ceased production at this plant in September 2002.

In 2001, sales of New Commercial Printing declined $140.1 million, or 15%, compared to sales in 2000. The economic slowdown, which began to affect the printing industry in the fourth quarter of 2000, had a significant impact on all of our printing operations during 2001. Overall demand for commercial printing, especially advertising related printing, was weak in 2001. In addition, sales to our technology and telecommunications customers, which were strong in 2000, were down approximately $30.0 million in 2001. The impact of the sales decline on our national and local businesses was as follows:

» Sales of our high impact national business were $77.9 million, or 25%, lower in 2001 than in 2000.

» Sales of our local commercial printing business were $62.2 million, or 10%, lower in 2001 than in 2000.

Operating income of New Commercial Printing declined $19.2 million in 2002 compared to 2001. This significant decline in profitability was due to lower sales and lower margins. New Commercial Printing lost contribution of $21.3 million due to the decline in sales. Cost reduction initiatives reduced fixed manufacturing overhead and administrative expenses by approximately $14.3 million in 2002. However, competitive pricing pressures and inefficient manufacturing performance at several plants negated most of these savings.

In 2001, operating income of New Commercial Printing declined $38.4 million, or 68%, compared to 2000. The decline was primarily related to the significant sales decline in 2001 and increased competition, which reduced contribution by more than $40.0 million. Administrative expenses were reduced $3.3 million.

We do not expect market conditions for commercial printing to improve significantly in 2003. Sales in the second half of 2002 were improved over the first half, and we are hopeful that this trend will continue into 2003. Over the last two years we have initiated programs to improve customer service, strengthen customer relationships, reduce costs and improve business processes. We expect to realize the benefits of these initiatives in 2003.

Printed Office Products

The following table presents the reported sales and operating income of our printed office products business, as well as sales and operating income excluding restructuring and other charges ("New Printed Office Products").

	Year Ended December 31			% Change	
	2002	2001	2000	2002	2001
Net sales					
REPORTED	$ 203,814	$ 215,297	$ 220,767	(5)%	(3)%
NEW PRINTED OFFICE PRODUCTS*	$ 205,145	$ 223,204	$ 229,517	(8)%	(3)%
Operating income					
REPORTED	$ 16,838	$ 18,127	$ 16,306	(7)%	11%
NEW PRINTED OFFICE PRODUCTS	$ 19,987	$ 19,367	$ 24,634	3%	(21)%

* Sales of New Printed Office Products include sales of $1.3 million, $7.9 million and $8.8 million in 2002, 2001 and 2000, respectively, to operations that have been sold and are expected to continue.

In 2002, sales of New Printed Office Products declined $18.0 million, or 8%, compared to sales in 2001. An explanation of the sales decline was as follows:

» Sales of traditional business forms were $12.2 million lower in 2002 than in 2001. Demand for business forms has been declining for several years as businesses have acquired laser-printing capabilities. Also, the consolidation of two traditional document plants in 2002 affected revenues in 2002 since we were not able to retain all of the sales associated with the plants that were closed.

» Sales of label products were $4.6 million lower in 2002 than 2001 due primarily to a decline in sales to quick printers and lower sales of labels with patriotic themes, which were unusually high in the fourth quarter of 2001.

In 2001, sales of New Printed Office Products declined $6.3 million, or 3%, compared to sales in 2000. Excluding the sales of a company acquired in early 2000, the decline was $15.6 million. The decline in sales of traditional business forms was $15.9 million in 2001. Growth in sales of our specialty mailer products of $5.7 million offset lower sales of label products.

Operating income of New Printed Office Products increased $0.6 million, or 3%, in 2002 compared to 2001 despite the decline in sales. The contribution lost as a result of the sales decline was approximately $3.4 million, which was more than offset by $4.0 million in reductions in fixed manufacturing overhead and administrative expenses.

Operating income of New Printed Office Products was $5.3 million lower in 2001 compared to 2000. The decline was $7.1 million excluding the impact of the acquisition completed in 2000 and was the result of the contribution lost on lower sales and lower margins in 2001. Reductions in overhead expenses in 2001 totaled $1.8 million.

In 2003, we expect continued erosion in demand for traditional business forms. However, we expect to stabilize sales in 2003, by increasing sales of our specialty mailer products and several new label product initiatives. We also expect to fully realize the benefits of the two plant consolidations, which were completed in 2002.

Liquidity and Capital Resources

At December 31, 2002, our debt had been reduced $91.3 million to $763.9 million from the balance of $855.2 million at December 31, 2001. We generated $23.0 million of cash flow from operations compared to $170.9 million in 2001 and $153.2 million in 2000. The decrease in operating cash flow was due to the greater loss in 2002 and a smaller cash flow benefit from the reductions made in working capital in 2002 compared to 2001. Reductions in working capital, which consist of current assets exclusive of cash and cash equivalents and net assets of discontinued operations, less current liabilities, exclusive of the current portion of long-term debt, increased cash flow from operations by $3.8 million in 2002, $93.1 million in 2001 and $39.6 million in 2000. A portion of the decrease in working capital has been the result of the Company's practice of extending payments to its suppliers, with their agreement, to better balance the days payable outstanding with the days sales outstanding. The Company's standard payment terms have been increased to 45 days.

The impact of this practice on the amounts due to our suppliers over the last two quarters of 2002 has been less than $25.0 million.

Capital expenditures, excluding acquisitions, were $30.9 million in 2002, $32.7 million in 2001 and $67.1 million in 2000. We anticipate capital expenditures of approximately $40.0 million in 2003.

In 2002 and 2001, acquisition spending was reduced significantly to $2.6 million and $3.8 million, respectively. In 2002, we purchased the in-house printing and fulfillment operations of American Express Company. In 2001, we purchased a small printing and fulfillment operation in Denver, Colorado. In 2000, we obtained a new senior secured credit facility to fund the acquisition of American Business Products, Inc. for $331.0 million in cash plus $7.5 million of assumed debt. We sold the extrusion coating and laminating operation of American Business Products in September 2000 for after-tax cash proceeds of approximately $110.6 million. Other acquisitions in 2000 included three commercial printing companies and an envelope company. The cash paid for these four companies totaled $53.2 million.

During 2002, we completed a significant restructure of our outstanding debt. In March 2002, we sold $350 million of 9⅝% senior notes due 2012. We used the net proceeds from this offering to repay $197.0 million of our bank term debt, $134.0 million of our revolving credit facility, and $9.2 million of other debt. The remaining $2.0 million of net proceeds from the offering were used for other working capital needs.

Also in March 2002, we applied $20.5 million of net proceeds received from the sale of Curtis 1000 to the repayment of our bank term debt. In May 2002, we applied $67.0 million of net proceeds received from the sale of our prime label business to the repayment of our bank term debt.

In June 2002, we entered into a three-year $300 million senior secured credit facility with a syndicate of banks. The purpose of this new facility was to enable the refinancing of our existing bank term debt and secure financing for ongoing working capital needs and other general corporate purposes. Loans made under this facility are issued on a revolving basis and are subject to availability and a borrowing base. Loans bear interest at a base rate or LIBOR, plus a margin, and are secured by substantially all of our assets.

In August 2002, we applied the net proceeds of $31.5 million received from the sale of the filing products division of our envelope business to the reduction of our revolving loan balance. On November 1, 2002, we redeemed the $139.1 million of convertible subordinated notes due on that date.

The following table summarizes our cash payment obligations as of December 31, 2002 by year:

	Long-Term Debt	Operating Leases	Total Cash Obligations
2003	$ 2,961	$ 33,054	$ 36,015
2004	1,228	27,074	28,302
2005	102,879	23,817	126,696
2006	787	19,245	20,032
2007	842	14,469	15,311
THEREAFTER	655,202	12,608	667,810
TOTAL	$ 763,899	$ 130,267	$ 894,166

At December 31, 2002, we had outstanding letters of credit of approximately $24.5 million related to performance and payment guarantees. In addition, we have issued letters of credit of $2.3 million as credit enhancements in conjunction with other debt. Based on our experience with these arrangements, we do not believe that any obligations that may arise will be significant.

Our credit ratings as of December 31, 2002 were as follows:

Rating Agency	Senior Secured Debt	Senior Unsecured Debt	Senior Subordinated Debt	Last Update
STANDARD & POOR'S	BB-	BB-	B	JULY-02
MOODY'S	B1	B1	B3	FEBRUARY-02

The terms of our existing debt do not have any rating triggers, and we do not believe that our current ratings will impact our ability to raise additional capital.

We expect to be able to fund our operations, capital expenditures and debt and other contractual commitments within the next year from internally generated cash flow and funds available under our senior credit facility. At December 31, 2002, we had $128.1 million of unused credit available under this credit facility.

Seasonality and Environment

Our commercial printing business experiences seasonal variations. Our revenues from annual reports are generally concentrated from February through April. Revenues associated with holiday catalogs and automobile brochures tend to be concentrated from July through October, and calendars from May to September. As a result of these seasonal variations, we are at or near capacity in some facilities at certain times during these periods.

Several consumer direct market segments served by our envelope business and certain segments of the direct mail market, experience seasonality, with a higher percentage of the volume of products sold to these markets occurring during the fourth quarter of the year. This seasonality is due to the increase in sales to the direct mail market due to holiday purchases. Seasonality is offset by the diversity of our other products and markets, which are not materially affected by seasonal conditions.

Environmental matters have not had a material financial impact on our historical operations and are not expected to have a material impact in the future.

Critical Accounting Policies and Judgments

In preparing our financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and judgments on an ongoing basis, including those related to bad debts, inventory valuations, property, plant and equipment, intangible assets, income taxes, restructuring costs, and contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

In 2002, upon adoption of SFAS No. 142 we recorded a $111.7 million impairment of the goodwill recorded by our commercial printing business as a change in accounting principle. Our estimate of this impairment was based on discounting the future cash flows of this business and comparisons to market multiples of other similar companies. In preparing projected future cash flows, we used our judgment in projecting the profitability of this business, its growth in future years, the capital spending required, the working capital requirements and the selection of a discount rate. In our comparisons to market multiples of other similar companies, we used our judgment in the selection of the companies used in the analysis.

We will reevaluate the carrying value of our goodwill as of December 1 of each year, or earlier, if there are indications of impairment. Our evaluation as of December 1, 2002 indicated no additional impairment over what was recorded upon the adoption of SFAS No. 142 on January 1, 2002.

In 2002, the decision was made to reinstate the PrintXcel business as an operating asset. Under generally accepted accounting principles, when a business that was held for sale is reinstated as a continuing operation, it is to be recorded at the lower of its carrying value or fair market value. In 2001, we reduced the carrying value of the net assets of this business to its net realizable value. We based our determination of the net realizable value of this business on the advice provided to us by our financial advisors. Our internal valuations of this business support its current carrying value, which approximates its fair market value.

Assets held for sale have been recorded at net realizable value. The net realizable value of the assets held for sale is based on a letter of intent received from a prospective buyer. We do not expect the actual proceeds to be significantly different from our estimates; however, until the sale is completed, the possibility exists that the actual proceeds could be materially different from our estimate.

We exercise judgment in evaluating our long-lived assets for impairment. We believe our businesses will generate sufficient cash flow to more than recover the investments we have made in property, plant and equipment and other intangibles recorded as a result of our acquisitions.

We are self insured for the majority of our workers' compensation costs and group health insurance costs. We rely on claims experience and the advice of consulting actuaries and administrators in determining an adequate liability for self-insurance claims.

The determination of our tax provision is complex due to operations in tax jurisdictions outside the United States. In addition, realization of certain deferred tax assets is dependent upon our ability to generate future taxable income and future capital gains.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Mail-Well will adopt SFAS No. 143 as of January 1, 2003. The Company does not expect the impact of the adoption of SFAS No. 143 to have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. Among other provisions, SFAS No. 145 rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*. Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board ("APB") *Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. Gains or losses from extinguishment of debt that do not meet the criteria of APB No. 30 should be reclassified to income from continuing operations in all prior periods presented. The Company will adopt the provisions of SFAS No. 145 as of January 1, 2003 and will reclassify extraordinary items from all prior periods into income from continuing operations upon adoption.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. SFAS No. 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The adoption of the fair value provisions of this interpretation are not expected to have any impact on the financial statements of the Company. The disclosure requirements are effective immediately and are provided for in Note 7 to the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and disclosure requirements of SFAS No. 148 are effective for 2003. The Company does not currently plan to transition to a fair value method of accounting for stock-based employee compensation.

Available Information

Our Internet address is: www.mailwell.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such documents are filed electronically with the Securities Exchange Commission. In addition, our earnings conference calls and presentations to securities analysts are web cast live via our website.

Forward Looking Information

Certain statements in this report, and in particular, statements found in Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. Such statements reflect our current views of Mail-Well with respect to future events and are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in these statements. As and when made, we believe that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to those described elsewhere in this report the following are some of the factors that could cause our actual results to differ materially from the expected results described in or underlying our forward-looking statements:

» We reported losses for 2002 and 2001 primarily as a result of expenses related to our restructuring initiatives and the economic slowdown. The slowdown in the economy has significantly impacted our sales. Reductions by our customers in spending on printed advertising material and direct mail promotions impacted sales of commercial printing and envelopes. In addition, sales of traditional business forms by our printed office products business have declined. Our ability to return to profitability depends in part on our customers' recovery from this slowdown and the realization of the benefits of our restructuring and other cost reduction initiatives.

» We formed our company through the acquisition of over 50 separate businesses. Until 2001 our business philosophy was generally to continue to operate these businesses as separate businesses operating autonomously in their historic markets. In 2001, we adopted our existing strategy described in this report which focuses on the integration of our businesses and operational improvements through the sale of non-core assets, consolidation of facilities and sharing of best practices. Part of our strategy for growing market share includes market focused regionalization within our segments and training our sales force to offer our full array of products and services to existing and prospective customers. This strategy is designed to capitalize upon the depth and breadth of our products and geographical footprint especially with large regional and national buyers of printed products. To be successful with this part of our strategy certain of our customers will need to change the way they buy printed products as one stop shopping has not been traditionally available except through resellers. In addition, our sales people will need to be intensely trained and change the way they focus on new customer opportunities because in the past they generally only sold the products offered at the location out of which they work. We believe that this one stop shopping, total company strategy will be accepted by customers as a way to streamline the procurement process and thereby reduce procurement costs. However, this strategy is generally untested and therefore there is no assurance that it will be successful.

» In the past, we have grown rapidly through acquisitions. Although we believe that our experience in making acquisitions is an important asset, the terms of our senior credit facility limit the acquisitions that we may currently pursue. To the extent that we pursue acquisitions, we cannot be certain that we will be able to identify and acquire other businesses on favorable terms or that, if we are able to acquire businesses on favorable terms, we will be able to successfully integrate the acquired businesses into our current business or profitably manage them.

» The industries in which we compete are generally characterized by individual orders from customers or short-term contracts. Most of our customers are not contractually obligated to purchase products or services from us. Most customer orders are for specific jobs, and repeat business largely depends on our customers' satisfaction with the work we do. Although our business does not depend on any one customer or group of customers, we cannot be sure that any particular customer will continue to do business with us for any period of time. In addition, the timing of particular jobs or types of jobs at particular times of year may cause significant fluctuations in the operating results of our various printing operations in any given quarter. We depend to some extent on sales to certain industries such as the advertising and automotive industries. We estimate that approximately 50% of our commercial printing sales are related to advertising. To the extent these industries experience downturns, as is currently the case in advertising, the results of our operations are adversely affected.

» The printing industry in which we compete, including the printed office products industry, is extremely fragmented and highly competitive. In the market, we compete against a number of large, diversified and financially stronger printing companies, as well as regional and local commercial printers, many of which are capable of competing with us on volume, price and production quality. In the envelope market, we compete primarily with a few multi-plant and many single-plant companies servicing regional and local markets. There currently is excess capacity in the markets in which we compete, which could result in excessive price competition. We are constantly seeking ways to reduce our costs and become more efficient competitors. However, we cannot be certain that these efforts will be successful or that our competitors will not be more successful in their similar efforts to reduce costs and become more efficient. If we fail to reduce costs and increase productivity, we may face decreased profit margins in markets where we encounter price competition, which in turn could reduce our cash flow and profitability.

» Most envelopes used in the United States and Canada are sent through the mail and as a result, postal rates can significantly affect envelope usage. Historically, increases in postal rates, relative to changes in the cost of alternative delivery means and/or advertising media, have resulted in temporary reductions in the growth rate of mail sent, including direct mail, which is a significant portion of our envelope volume. We cannot be sure that direct mail marketers will not reduce their volume as a result of any increases. Because rate increases in the U.S. and Canada are outside our control, we can provide no assurance that any increases in U.S. and/or Canadian postal rates will not have a negative effect on the level of mail sent, or the volume of envelopes purchased, in either or both countries. In such event, we would expect to experience a decrease in cash flow and profitability or financial position. Factors other than postal rates that detrimentally affect the volume of mail sent through the U.S. and Canadian postal systems may also negatively affect our business. If the threats of mass bio-terrorism in the U.S. mail system persist, or if there is a perception of a lack of safety in the U.S. or Canadian postal systems, we cannot be sure that direct mail marketers will not reduce their volume as a result of any such persisting threats or insecurity, or that such decreases in demand will not have a negative effect on the level of mail sent or the volume of envelopes purchased.

» As of December 31, 2002, we had approximately 10,200 full-time employees, of whom approximately 2,000 were members of various local labor unions. If our unionized employees were to engage in a concerted strike or other work stoppage, or if other employees were to become unionized, we could experience a disruption of operations, higher labor costs or both. A lengthy strike could result in a material decrease in our cash flow or profitability.

» Paper costs represent a significant portion of our cost of materials. Changes in paper pricing generally do no affect the operating margins of our commercial printing and printed office products businesses because we historically have been able to pass on paper price increases and increased proceeds from waste paper sales. Paper pricing does, however, impact the operating margins of our envelope business because we generally are not able to increase our prices as quickly as paper prices increase. We cannot be certain that we will be able to continue to pass on future increases in the cost of paper. Moreover, rising paper costs and their consequent impact on our pricing could lead to a decrease in our volume of units sold. Although we have been successful in negotiating favorable pricing terms with paper vendors, we cannot be certain we will be successful in negotiating favorable pricing terms in the future. This may result in decreased sales volumes as well as decreased cash flow and profitability. Due to the significance of paper in the manufacture of most of our products, we depend on the availability of paper. During periods of tight paper supply, many paper producers allocate shipments of paper based on the historical purchase levels of customers. As a result of our large volume paper purchases from several paper producers, we generally have not experienced difficulty in obtaining adequate quantities of paper, although we have occasionally experienced minor delays in delivery. Although we believe that our attractiveness to vendors as a large volume paper purchaser will continue to enable us to receive adequate supplies of paper in the future, unforeseen developments in world paper markets coupled with shortages of raw paper could result in a decrease in supply, which in turn would cause a decrease in the volume of products we could produce and sell and a corresponding decrease in cash flow and profitability.

» Our business is highly dependent upon the demand for envelopes sent through the mail. Such demand comes from utility companies, banks and other financial institutions, among others. Our printing business also depends upon demand for printed advertising and business forms, among others. Customers increasingly use the Internet and other electronic media to purchase goods and services, and for other purposes such as paying utility and credit card bills. Advertisers use the Internet and other electronic media for targeted campaigns directed at specific electronic user groups. Large and small businesses use electronic media to conduct business, send invoices and collect bills. As a result, we expect the demand for envelopes and other printed materials for these purposes to decline. Although we expect countervailing trends, such as the growth of targeted direct mail campaigns based upon mailing lists generated by electronic purchases, to cause overall demand for envelopes and other printed materials to continue to grow at rates comparable to recent historical levels, we cannot be certain that the acceleration of the trend towards electronic media such as the Internet and other alternative media will not cause a decrease in the demand for our products.

» Our operations are subject to federal, state, local and foreign environmental laws and regulations, including those relating to air emissions, wastewater discharge, waste generation, handling, management and disposal, and remediation of contaminated sites. In addition, some of the sellers from which we have bought businesses in the past have been designated as potentially responsible parties under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA, or similar legislation in Canada, with respect to off-site disposal of hazardous waste at two sites. CERCLA imposes strict, and in certain circumstances joint and several, liability for response costs. Liability may also include damages to natural resources. We believe that we have minimal exposure as a result of such designations, either because indemnities obtained in the course of acquisitions or because of the de minimis nature of the claims, or both. We also believe that our current operations are in substantial compliance with applicable environmental laws and regulations. We cannot be certain, however, that available indemnities will be adequate to cover all costs or that currently unknown conditions or matters, new laws and regulations, or stricter interpretations of existing laws and regulations will not have a material adverse effect on our business or operations in the future.

» Our success will continue to depend to a significant extent on our executive officers and other key management personnel. We do not as a matter of policy have employment agreements with our executive officers. We cannot be certain that we will be able to retain our executive officers and key personnel or attract additional qualified management in the future. In addition, the success of any acquisitions we may pursue may depend, in part, on our ability to retain management personnel of the acquired companies. We do not carry key-person insurance on any of our managerial personnel.

» Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the SEC and the New York Stock Exchange could cause us to incur increased costs as we evaluate the implications of new rules and respond to new requirements. The new rules could make it more difficult for us to obtain certain types of insurance, including directors and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on the Company's board of directors, or as executive officers. We are presently evaluating and monitoring developments with respect to these new and proposed rules, and we cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

The foregoing list of important factors is not exclusive. A further description of these and other risks and uncertainties can be found in our most recent 10-K, 10-Q and 8-K reports filed with the SEC which can be found on our website discussed above.

Quantitive and Qualitive Disclosures about Market Risk

We are exposed to market risks such as changes in interest and foreign currency exchange rates, which may adversely affect results of operations and financial position. Risks from interest and foreign currency exchange rate fluctuations are managed through normal operating and financing activities. We do not utilize derivatives for speculative purposes, nor did we hedge interest rate exposure through the use of swaps and options or foreign exchange exposure through the use of forward contracts as of December 31, 2002. However, the Board of Directors has given management authority to engage in interest rate swaps and we are currently considering this option.

Exposure to market risk from changes in interest rates relates primarily to our variable rate debt obligations. The interest on this debt is the London Interbank Offered Rate ("LIBOR") plus a margin. At December 31, 2002, we had variable rate debt outstanding of $103.8 million. A 1% increase in LIBOR on the maximum amount debt subject to variable interest rates, which is $301.8 million, would increase our interest expense by $3.0 million and reduce our net income by approximately $1.9 million.

We have operations in Canada, and thus are exposed to market risk for changes in foreign currency exchange rates of the Canadian dollar.

Common Stock Information

The Company's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MWL."
At February 18, 2003, there were approximately 455 shareholders of record and, as of that date, the Company estimates that there were more than 11,020 beneficial owners holding stock in nominee or "street" name. The following table sets forth, for the periods indicated, the range of the high and low sales prices for the Company's common stock as reported by the NYSE.

2002	High	Low
First Quarter	$ 6.28	$ 4.42
Second Quarter	$ 6.80	$ 5.02
Third Quarter	$ 5.14	$ 0.99
Fourth Quarter	$ 2.64	$ 1.03

2001	High	Low
First Quarter	$ 7.30	$ 4.50
Second Quarter	$ 6.22	$ 4.25
Third Quarter	$ 5.30	$ 3.70
Fourth Quarter	$ 4.50	$ 3.67

The Company has not paid a dividend on common stock since its incorporation and does not anticipate paying dividends in the foreseeable future because our senior secured credit facility, senior notes and senior subordinated notes limit the Company's ability to pay common stock dividends.

Report of Independent Auditors

The Shareholders and Board of Directors
Mail-Well, Inc.

We have audited the accompanying consolidated balance sheets of Mail-Well, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mail-Well, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

ERNST & YOUNG LLP

Denver, Colorado
February 5, 2003

MAIL-WELL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	December 31 2002	2001
ASSETS		
CURRENT ASSETS:		
CASH AND CASH EQUIVALENTS	$ 2,650	$ 894
ACCOUNTS RECEIVABLE, NET	219,924	233,045
INVENTORIES, NET	103,533	111,648
NET ASSETS OF DISCONTINUED OPERATIONS	–	129,568
NET ASSETS HELD FOR SALE	4,492	32,613
OTHER CURRENT ASSETS	45,762	71,281
TOTAL CURRENT ASSETS	376,361	579,049
PROPERTY, PLANT AND EQUIPMENT, NET	379,624	428,564
GOODWILL, NET	290,361	399,901
OTHER INTANGIBLE ASSETS, NET	18,586	20,822
OTHER ASSETS, NET	42,435	48,531
TOTAL ASSETS	$ 1,107,367	$ 1,476,867
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
ACCOUNTS PAYABLE	$ 151,930	$ 160,659
ACCRUED COMPENSATION AND RELATED LIABILITIES	53,292	51,407
OTHER CURRENT LIABILITIES	67,848	62,520
CURRENT MATURITIES OF LONG-TERM DEBT	2,961	303,170
TOTAL CURRENT LIABILITIES	276,031	577,756
LONG-TERM DEBT	760,938	552,051
DEFERRED INCOME TAXES	10,336	88,393
OTHER LIABILITIES	17,294	16,790
TOTAL LIABILITIES	1,064,599	1,234,990
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
PREFERRED STOCK, $0.01 PAR VALUE; 25,000 SHARES AUTHORIZED, NONE ISSUED	–	–
COMMON STOCK, $0.01 PAR VALUE; 100,000,000 SHARES AUTHORIZED, 48,337,031 AND 48,325,801 SHARES ISSUED AND OUTSTANDING AS OF DECEMBER 31, 2002 AND 2001, RESPECTIVELY	483	483
PAID-IN CAPITAL	213,826	214,138
RETAINED EARNINGS (DEFICIT)	(155,481)	46,623
DEFERRED COMPENSATION	(2,471)	(3,359)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(13,589)	(16,008)
TOTAL SHAREHOLDERS' EQUITY	42,768	241,877
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,107,367	$ 1,476,867

See notes to consolidated financial statements.

Mail-Well, Inc. and Subsidiaries
Consolidated Statements of Operations

(in thousands, except earnings per share amounts)	Year Ended December 31 2002	2001	2000
Net sales	$ 1,728,705	$ 1,868,768	$ 2,044,350
Cost of sales	1,385,361	1,481,135	1,599,613
Gross profit	343,344	387,633	444,737
Operating expenses:			
Selling, general and administrative	263,734	277,004	283,983
Amortization of intangibles	2,237	16,197	16,052
Impairment loss on assets held for sale	6,436	–	–
Impairment on operations formerly held for sale	12,842	36,523	–
Restructuring, asset impairments and other charges	74,551	43,085	14,488
Operating income (loss)	(16,456)	14,824	130,214
Other expense:			
Interest expense	70,461	63,314	72,997
Other	1,754	1,923	847
Income (loss) from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle	(88,671)	(50,413)	56,370
Provision (benefit) for income taxes	(25,308)	(5,200)	21,624
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	(63,363)	(45,213)	34,746
Loss from discontinued operations	–	(2,982)	(8,575)
Loss on disposal of discontinued operations	(16,868)	(88,022)	–
Extraordinary items	(10,125)	–	1,447
Cumulative effect of a change in accounting principle	(111,748)	–	–
Net income (loss)	$ (202,104)	$ (136,217)	$ 27,618
Earnings (loss) per share–basic:			
Continuing operations	$ (1.33)	$ (0.95)	$ 0.71
Discontinued operations	(0.35)	(1.91)	(0.17)
Extraordinary items	(0.21)	–	0.03
Cumulative effect of a change in accounting principle	(2.35)	–	–
Earnings (loss) per share–basic	$ (4.24)	$ (2.86)	$ 0.57
Earnings (loss) per share–diluted:			
Continuing operations	$ (1.33)	$ (0.95)	$ 0.70
Discontinued operations	(0.35)	(1.91)	(0.17)
Extraordinary items	(0.21)	–	0.03
Cumulative effect of a change in accounting principle	(2.35)	–	–
Earnings (loss) per share–diluted	$ (4.24)	$ (2.86)	$ 0.56
Weighted average shares–basic	47,665	47,562	48,789
Weighted average shares–diluted	47,665	47,562	56,678

See notes to consolidated financial statements.

Mail-Well, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31 2002	2001	2000
Cash flows from operating activities:			
Income (loss) from continuing operations	$ (63,363)	$ (45,213)	$ 34,746
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:			
Depreciation	47,818	47,199	48,379
Amortization	7,635	22,203	20,763
Noncash portion of restructuring, impairment and other charges	42,282	47,596	4,048
Loss on assets held for sale	6,436	–	–
Deferred income taxes	(21,388)	5,063	9,006
Loss (gain) on disposal of assets	346	1,241	(703)
Other noncash charges, net	91	958	902
Changes in operating assets and liabilities, excluding the effects of acquired businesses:			
Accounts receivables	12,756	57,135	(11,184)
Inventories	8,906	20,160	1,269
Accounts payable and accrued compensation	(11,036)	24,942	21,794
Income taxes payable	4,193	(5,824)	27,343
Other working capital changes	(7,130)	(3,359)	(489)
Other, net	(4,575)	(1,166)	(2,702)
Net cash provided by operating activities	22,971	170,935	153,172
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(2,610)	(3,838)	(226,669)
Capital expenditures	(30,896)	(32,742)	(67,063)
Proceeds from divestitures, net	122,330	–	110,646
Proceeds from sales of property, plant and equipment	11,995	3,782	31,137
Purchase of investment	–	(100)	(1,500)
Net cash provided by (used in) investing activities	100,819	(32,898)	(153,449)
Cash flows from financing activities:			
Decrease in accounts receivable financing facility	–	(75,000)	(73,500)
Proceeds from exercise of stock options	18	413	335
Proceeds from issuance of long-term debt	1,635,102	634,404	1,131,069
Repayments of long-term debt	(1,726,718)	(699,522)	(879,765)
Capitalized loan fees	(18,624)	(4,439)	(15,002)
Repurchases of common stock	–	–	(10,000)
Redemption of a nonvoting common stock of a subsidiary	–	–	(3,508)
Net cash provided by (used in) financing activities	(110,222)	(144,144)	149,629
Effect of exchange rate changes on cash and cash equivalents	(985)	(73)	(10)
Cash flows from discontinued operations	(10,827)	6,612	(149,052)
Net increase in cash and cash equivalents	1,756	432	290
Cash and cash equivalents at beginning of year	894	462	172
Cash and cash equivalents at end of year	$ 2,650	$ 894	$ 462

See notes to consolidated financial statements.

Mail-Well, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

(in thousands)	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 1999	$ 492	$ 219,795	$ 155,222	$ –	$ (199)	$ 375,310
Comprehensive income (loss):						
Net income			27,618			27,618
Other comprehensive loss:						
Pension liability adjustment, net of tax benefit of $72					(115)	(115)
Currency translation adjustment					(6,555)	(6,555)
Unrealized loss on investments, net of tax benefit of $412					(659)	(659)
Other comprehensive loss						(7,329)
Total comprehensive income						20,289
Exercise of stock options	1	334				335
Purchase and retirement of common stock	(18)	(9,982)				(10,000)
Other	(1)	(80)				(81)
Balance at December 31, 2000	474	210,067	182,840	–	(7,528)	385,853
Comprehensive income (loss):						
Net loss			(136,217)			(136,217)
Other comprehensive income (loss):						
Pension liability adjustment, net of tax benefit of $581					(928)	(928)
Currency translation adjustment					(8,467)	(8,467)
Unrealized loss on investments, net of tax of $119					915	915
Other comprehensive loss						(8,480)
Total comprehensive loss						(144,697)
Exercise of stock options	2	411				413
Issuance of restricted shares	7	3,679		(3,686)		–
Amortization of deferred compensation				327		327
Other		(19)				(19)
Balance at December 31, 2001	483	214,138	46,623	(3,359)	(16,008)	241,877
Comprehensive income (loss):						
Net loss			(202,104)			(202,104)
Other comprehensive income (loss):						
Pension liability adjustment, net of tax benefit of $744					(1,190)	(1,190)
Currency translation adjustment					3,609	3,609
Other comprehensive income						2,419
Total comprehensive loss						(199,685)
Cancellation of restricted shares	(1)	(451)		452		–
Issuance of restricted shares	1	121		(122)		–
Exercise of stock options		18				18
Amortization of deferred compensation				558		558
Balance at December 31, 2002	$ 483	$ 213,826	$ (155,481)	$ (2,471)	$ (13,589)	$ 42,768

See notes to consolidated financial statements.

Mail-Well, Inc. and Subsidiaries
Notes To Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business

Mail-Well, Inc. and subsidiaries (collectively, the "Company") prints and manufactures envelopes in the United States and Canada and is a leading commercial printer in the United States. The Company is also a printer of custom documents for the distributor market. The Company, headquartered in Englewood, Colorado, is organized under Colorado law, and its common stock is traded on the New York Stock Exchange under the symbol "MWL".

Basis of Presentation

The consolidated financial statements include the accounts of Mail-Well, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated and all amounts and disclosures have been restated to reflect only the Company's continuing operations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used for, but not limited to, establishing the allowance for doubtful accounts, inventory valuation reserves, depreciation and amortization, tax assets and liabilities and other contingencies. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized at the time product is shipped or title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed, and collectibility of the related receivable is reasonably assured.

Shipping and Handling Costs

Shipping and handling costs are included in cost of sales in the consolidated statements of operations. Shipping and handling costs billed to customers are recognized in net sales.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and investments with original maturities of three-months or less. Cash and cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable

The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. Allowances for doubtful accounts of $4.7 million and $5.4 million have been applied as reductions of accounts receivable at December 31, 2002 and 2001, respectively.

Inventories

Inventory values include all costs directly associated with manufacturing products: materials, labor and manufacturing overhead. These values are presented at the lower of cost or market, with cost determined on a first-in, first-out basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Expenditures for repairs and maintenance are charged to expense as incurred, and expenditures that increase the capacity, efficiency or useful lives of existing assets are capitalized.

For financial reporting purposes, depreciation is calculated using the straight-line method based on the estimated useful lives of 15 to 45 years for buildings and improvements, 10 to 15 years for machinery and equipment and three to 10 years for furniture and fixtures. For tax purposes, depreciation is computed using accelerated methods.

Computer Software

The Company develops and purchases software for internal use. Software development costs incurred during the application development stage are capitalized. Once the software has been installed and tested and is ready for use, additional costs incurred in connection with the software are expensed as incurred. Capitalized computer software costs are amortized over the estimated useful life of the software, usually between three and five years. Computer software costs included in property, plant and equipment, net of depreciation, were $7.5 million and $8.8 million at December 31, 2002 and 2001, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired and, prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002, was amortized on a straight-line basis over 40 years. Other intangible assets primarily arise from the purchase price allocations of businesses acquired and are based on independent appraisals or internal estimates and are amortized on a straight-line basis over appropriate periods.

Debt Issuance Costs

Direct expenses such as legal, accounting and underwriting fees incurred to issue debt, are reported in the consolidated balance sheets as other assets. These deferred financing fees, which were $18.9 million and $33.6 million at December 31, 2002 and 2001, respectively, net of accumulated amortization, are amortized over the term of the related debt as interest expense. The amounts amortized for the years ended December 31, 2002, 2001 and 2000 were $5.4 million, $6.0 million and $4.7 million, respectively.

Long-Lived Assets

Long-lived assets, except for goodwill and indefinite life intangible assets, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated future undiscounted cash flows generated by their use. Impaired assets are written down to their estimated fair market value. Assets to be disposed of are reported at the lower of the carrying value or the fair market value less costs to sell. Beginning January 1, 2002, goodwill and indefinite life intangible assets were evaluated for impairment under the provisions of SFAS No. 142 (see Note 2).

Foreign Currency Translation

Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the U.S. dollar are translated at current exchange rates. Income and expense items are translated at the average rates for the year. The effects of translation are included as a component of other comprehensive income. Foreign currency transaction gains and losses are recorded in income when realized.

Stock-Based Compensation

Stock options and other stock-based compensation awards are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*. This method requires compensation expense to be recognized for the excess of the quoted market price of the stock at the grant date or the measurement date over the amount an employee must pay to acquire the stock.

The following table illustrates the pro forma effect of net income (loss) and earning (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, for the years ended December 31, 2002, 2001 and 2000 (in thousands, except per share data):

	2002	2001	2000
Net income (loss):			
As reported	$ (202,104)	$ (136,217)	$ 27,618
Pro forma	$ (205,747)	$ (140,587)	$ 24,253
Earnings (loss) per share—basic:			
As reported	$ (4.24)	$ (2.86)	$ 0.57
Pro forma	$ (4.32)	$ (2.96)	$ 0.50
Earnings (loss) per share—diluted:			
As reported	$ (4.24)	$ (2.86)	$ 0.56
Pro forma	$ (4.32)	$ (2.96)	$ 0.52

The effect on 2002, 2001 and 2000 pro forma net income (loss), earnings (loss) per share—basic and earnings (loss) per share—diluted of expensing the estimated fair value of stock options is not necessarily representative of the effect on reported earnings for future years due to the vesting period of the stock options and the potential for issuance of additional stock options in future years. See Note 10 for the assumptions used to compute the pro forma amounts.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Mail-Well will adopt SFAS No. 143 as of January 1, 2003. The Company does not expect the impact of the adoption of SFAS No. 143 to have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. Among other provisions, SFAS No. 145 rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*. Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of APB No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. Gains or losses from extinguishment of debt that do not meet the criteria of APB No. 30 should be reclassified to income from continuing operations in all prior periods presented. The Company will adopt the provisions of SFAS No. 145 in fiscal year 2003 and will reclassify extraordinary items from all prior periods into income from continuing operations upon adoption.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. SFAS No. 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The adoption of the fair value provisions of this interpretation are not expected to have any impact on the financial statements of the Company. The disclosure requirements are effective immediately and are provided for in Note 7 to the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition requirements of SFAS No. 148 are effective for the Company's fiscal year 2003. The Company currently does not plan to transition to a fair value method of accounting for stock-based employee compensation.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the current year presentation.

2. Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142 on January 1, 2002. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives are no longer required to be amortized. Goodwill and intangible assets that have indefinite useful lives, however, must be tested annually for impairment.

In the year of its adoption, SFAS No. 142 required a transitional goodwill impairment evaluation, which was a two-step process. The first step was to determine whether there was an indication that goodwill was impaired on January 1, 2002. SFAS No. 142 required a separate impairment evaluation of each of the Company's reporting units, which the Company determined to be the same as its operating segments. To perform the first step, the fair value of each reporting unit was estimated by discounting the expected future cash flows and using market multiples of comparable companies. The fair value of each reporting unit was compared to its carrying value, including goodwill. This first step evaluation indicated an impairment of the goodwill recorded by Commercial Printing and no impairment of the goodwill recorded by Envelope and Printed Office Products.

Since the first step indicated an impairment of Commercial Printing's goodwill, SFAS No. 142 required a second step to determine the amount of the impairment. The amount of the impairment was determined by comparing the implied fair value of Commercial Printing's goodwill to its carrying value. The implied fair value of the goodwill was determined by allocating the fair value of Commercial Printing to its assets and liabilities as if Commercial Printing had been acquired and the fair value was the purchase price. The excess "purchase price" over the amounts assigned to the assets and liabilities was the implied value of goodwill. The carrying amount of Commercial Printing's goodwill exceeded the implied value by $111.7 million, which has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations as of December 31, 2002. The impairment loss on the goodwill recorded by Commercial Printing was due to the significant decline in its performance in 2001 and the impact of that decline on expected future cash flows. The Company performed its impairment test on each of its reporting units again in December 2002 and concluded that there were no further indications of impairment.

The following table summarizes the Company's net income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle and earnings (loss) per share had the provisions of SFAS No. 142 been in effect on January 1, 2000 (in thousands, except per share amounts):

	December 31		
	2002	2001	2000
REPORTED INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	$ (63,363)	$ (45,213)	$ 34,746
GOODWILL AMORTIZATION, NET OF TAX OF $1.9 MILLION IN 2001 AND 2000	—	12,923	12,408
ADJUSTED NET INCOME (LOSS)	$ (63,363)	$ (32,290)	$ 47,154
DILUTED EARNINGS (LOSS) PER SHARE—AS REPORTED	$ (1.33)	$ (0.95)	$ 0.70
DILUTED EARNINGS (LOSS) PER SHARE—ADJUSTED	$ (1.33)	$ (0.68)	$ 0.92

The following table summarizes the Company's net income (loss) and earnings (loss) per share had the provisions of SFAS No. 142 been in effect on January 1, 2000 (in thousands, except per share amounts):

	December 31		
	2002	2001	2000
REPORTED NET INCOME (LOSS)	$ (202,104)	$ (136,217)	$ 27,618
GOODWILL AMORTIZATION, NET OF TAX OF $1.9 MILLION IN 2001 AND 2000	—	12,923	12,408
ADJUSTED NET INCOME (LOSS)	$ (202,104)	$ (123,294)	$ 40,026
DILUTED EARNINGS (LOSS) PER SHARE—AS REPORTED	$ (4.24)	$ (2.86)	$ 0.56
DILUTED EARNINGS (LOSS) PER SHARE—ADJUSTED	$ (4.24)	$ (2.59)	$ 0.79

The following is a summary of other intangible assets (in thousands):

December 31, 2002	Life (Years)	Gross Amount	Accumulated Amortization	Net
TRADEMARKS AND TRADENAMES	35-43	$ 13,778	$ 987	$ 12,791
PATENTS	12	2,408	479	1,929
NON-COMPETE AGREEMENTS	5	7,562	5,533	2,029
OTHER	18-40	2,301	464	1,837
TOTAL		$ 26,049	$ 7,463	$ 18,586

December 31, 2001	Life (Years)	Gross Amount	Accumulated Amortization	Net
TRADEMARKS AND TRADENAMES	35-43	$ 13,778	$ 642	$ 13,136
PATENTS	12	2,408	312	2,096
NON-COMPETE AGREEMENTS	5	8,394	4,832	3,562
OTHER	18-40	2,612	584	2,028
TOTAL		$ 27,192	$ 6,370	$ 20,822

The estimated amortization expense for each of the succeeding five years is as follows: $2.2 million, $1.2 million, $0.7 million, $0.6 million and $0.6 million.

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001 were as follows (in thousands):

	Envelope	Commercial Printing	Printed Office Products	Total
BALANCE AS OF JANUARY 1, 2001	$ 134,909	$ 231,138	$ 101,634	$ 467,681
AMORTIZATION EXPENSE	(4,363)	(6,118)	(3,378)	(13,859)
GOODWILL ACQUIRED DURING THE YEAR	1,759	2,066	1,377	5,202
IMPAIRMENT ON OPERATIONS FORMERLY HELD FOR SALE	–	(2,712)	(41,065)	(43,777)
TRANSFERED TO ASSETS HELD FOR SALE	(11,571)	(369)	–	(11,940)
OTHER, PRIMARILY FOREIGN CURRENCY TRANSLATION	(2,857)	(536)	(13)	(3,406)
BALANCE AS OF DECEMBER 31, 2001	$ 117,877	$ 223,469	$ 58,555	$ 399,901
GOODWILL ACQUIRED DURING THE YEAR	–	1,750	–	1,750
IMPAIRMENT LOSSES	–	(111,748)	–	(111,748)
IMPAIRMENT ON OPERATIONS FORMERLY HELD FOR SALE	–	(2,435)	–	(2,435)
OTHER, PRIMARILY FOREIGN CURRENCY TRANSLATION	1,361	1,749	(217)	2,893
BALANCE AS OF DECEMBER 31, 2002	$ 119,238	$ 112,785	$ 58,338	$ 290,361

3. Acquisitions

The acquisitions described below have been accounted for as purchases; accordingly, the assets and liabilities of the acquired companies have been recorded at their estimated fair values with the excess of the purchase price over the estimated fair values recorded as goodwill. The consolidated financial statements reflect the operations of the acquired businesses, from their respective acquisition dates.

2002 ACQUISITIONS

In August 2002, the Company acquired the in-house printing and fulfillment operations of American Express Company, located in Minneapolis, Minnesota, for $1.3 million. Sales and operating income included in the 2002 results were $11.9 million and $1.8 million, respectively. Goodwill recorded as a result of this acquisition was $0.8 million.

2001 ACQUISITIONS

In January 2001, the Company acquired Communigraphics, Inc., a commercial printing and fulfillment operation in Denver, Colorado for $3.8 million. Goodwill recorded as a result of this acquisition was $1.6 million.

2000 ACQUISITIONS

Acquisition of American Business Products, Inc. In February 2000, the Company acquired American Business Products, Inc. ("ABP") in a cash tender offer, in which the total value of the transaction, including the assumption of debt, was approximately $338.5 million. Goodwill recorded as a result of this acquisition was $154.6 million. In September 2000, the Company sold Jen-Coat, the extrusion and coating laminating business unit of ABP, for $110.6 million. In February 2002, the Company sold Curtis 1000, another business unit acquired in the ABP acquisition for $40.0 million including the assumption of debt. Jen-Coat and Curtis 1000 have been included within discontinued operations. Two other ABP business units, International Envelope and Discount Labels, have been included in continuing operations. International Envelope, which is an operation in the Envelope segment, was allocated $75.9 million of the ABP purchase price including goodwill of $39.1 million. Discount Labels, which is an operation in the Printed Office Products segment, was allocated purchase price of $59.5 million including goodwill of $42.2 million.

Acquisitions in the Commercial Printing Segment. In January 2000, the Company acquired the assets and assumed certain liabilities of Braceland Brothers, Inc., located in Philadelphia, Pennsylvania; Atlanta, Georgia; and Steubenville, Ohio, for $13.7 million. The Philadelphia location has been closed. Goodwill recorded as a result of this acquisition was $3.1 million.

In May 2000, the Company purchased the stock of Craftsmen Litho, Inc., located in Waterbury, Connecticut, for $9.3 million. Goodwill recorded as a result of this acquisition was $5.5 million.

In June 2000, the Company purchased the stock of Strathmore Press, Inc., located in Cherry Hill, New Jersey, for $9.3 million. This company has been consolidated with another operation in the Philadelphia area. Goodwill recorded as a result of this acquisition was $4.9 million.

Other Acquisitions in the Envelope Segment. In July 2000, the Company purchased the stock of CML Industries Ltd., a supplier of envelopes and converted paper products located in Ontario and Quebec, Canada, for $20.9 million. Goodwill recorded as a result of this acquisition was $12.1 million.

4. Discontinued Operations

In June 2001, the Company announced plans to sell its Label and Printed Office Products operating segments. The Printed Office Products segment was comprised of two separate businesses, Curtis 1000 and PrintXcel. The Label and Printed Office Products segments were segregated from continuing operations and reported as discontinued operations for all periods presented through June 30, 2002. On February 22, 2002, the Company sold the stock of Curtis 1000 for $40.0 million, including the assumption of debt. On May 21, 2002, the Company sold the Label operating segment for $75.0 million. In June 2002, the Company decided that it would not sell PrintXcel. Accordingly, PrintXcel has been reclassified to continuing operations for all periods presented.

The loss on disposal of discontinued operations for the year ended December 31, 2001 of $88.0 million included adjustments to record the Label segment and Curtis 1000 at net realizable value. These adjustments were based on estimated sales proceeds, estimates of the expenses associated with the sales of the two businesses and the estimated losses of each business through the expected date of disposition. Management based its estimates of the sales proceeds on data provided by its financial advisors and indications of value received from prospective buyers.

The additional loss of $16.9 million on disposal of discontinued operations recorded for the year ended December 31, 2002 was based on actual proceeds which were less than expected, actual expenses which were greater than originally estimated and the tax benefit of the losses was less than originally estimated. In addition, the cumulative translation adjustment which related to the investment in the foreign operations of the Label segment in the amount of $2.8 million was charged to the loss on disposal of discontinued operations as a result of the sale of these foreign subsidiaries.

In September 2000, the Company sold Jen-Coat, the extrusion coating and laminating business segment of ABP. The operating results of this business unit were recorded as discontinued operations for the year ended December 31, 2000.

Interest expense was allocated to the operating results and included in the calculation of the loss on disposal of discontinued operations based upon the relative net assets of Label, Curtis 1000 and Jen Coat. This allocation of interest expense totaled $5.6 million, $15.6 million and $19.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. Tax benefits allocated to discontinued operations based upon their operating results were $1.6 million, $1.7 million and $3.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Operating results of the discontinued operations for the years ended December 31, 2002, 2001 and 2000 are summarized as follows (in thousands):

	Year Ended December 31		
	2002	2001	2000
NET SALES:			
LABEL	$ 84,758	$ 219,182	$ 223,994
CURTIS 1000	22,788	171,148	156,871
JEN-COAT	–	–	56,036
	$ 107,546	$ 390,330	$ 436,901
INCOME (LOSS) FROM OPERATIONS:			
LABEL	$ –	$ (1,028)	$ (15,005)
CURTIS 1000	–	(3,588)	1,774
JEN-COAT	–	–	1,721
	–	(4,616)	(11,510)
INCOME TAX BENEFIT	–	1,634	2,935
	$ –	$ (2,982)	$ (8,575)
LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS:			
LABEL	$ (16,299)	$ (87,062)	$ –
CURTIS 1000	(1,028)	(36,395)	–
	(17,327)	(123,457)	–
INCOME TAX BENEFIT	459	35,435	–
	$ (16,868)	$ (88,022)	$ –

In connection with the proposed divestiture of the Company's PrintXcel business in 2001, the Company reduced the carrying amounts of the net assets of PrintXcel by $33.6 million to the expected net realizable value based on estimated proceeds, net of expenses associated with its sale and a tax benefit of $11.5 million that would have resulted from the sale. As a result of the Company's decision in June 2002 not to sell PrintXcel, it reversed the tax benefit since it would not be realized and $1.1 million of expenses related to the sale that had been accrued but not incurred. The $33.6 million charge in 2001 and the $10.4 million charge in 2002 have been included in "Impairment on operations formerly held for sale" in the consolidated statements of operations.

5. Assets Held for Sale

The Company sold the filing products division of the Envelope segment in August 2002 and anticipates selling certain operations of the digital graphics division of the Commercial Printing segment. The following table presents the sales and operating income of these operations for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	December 31		
	2002	2001	2000
SALES	$ 56,445	$ 89,950	$ 92,333
OPERATING INCOME	$ 3,304	$ 8,238	$ 9,700

The assets of operations held for sale at December 31, 2002 and 2001 totaled $5.9 million and $44.6 million and are reported net of $1.4 million and $12.0 million of related liabilities, respectively, as "Net assets held for sale" in the accompanying consolidated balance sheets.

In 2001, the digital graphics division was written down $2.9 million to its estimated fair market value based on sales proceeds anticipated at the time. In 2002, the Company recorded another impairment charge of $2.8 million based on a change in the estimated sales proceeds. Subsequent to this write-down, management discontinued its efforts to sell one of the operations of the digital graphics division. The $2.9 million impairment charge recorded in 2001 has been included in impairment on operations formerly held for sale in the consolidating statements of operations. In 2002, the impairment on operations formerly held for sale includes $2.5 million of the $2.8 million impairment charge recorded in 2002. The remaining $0.3 million of the write-down was recorded as an impairment of the operations held for sale. The net assets held for sale at December 31, 2002 are recorded at estimated net realizable value.

A $6.1 million impairment charge was recorded in 2002 as a result of the sale of the filing products division.

6. Supplemental Balance Sheet Information

INVENTORIES

The Company's inventories by major category are as follows (in thousands):

	December 31	
	2002	2001
RAW MATERIALS	$ 32,515	$ 34,483
WORK IN PROCESS	25,832	23,121
FINISHED GOODS	50,854	58,680
	109,201	116,284
RESERVES	(5,668)	(4,636)
	$ 103,533	$ 111,648

Property, Plant and Equipment

The Company's investment in property, plant and equipment consists of the following (in thousands):

	December 31 2002	December 31 2001
Land and land improvements	$ 19,529	$ 21,365
Buildings and improvements	105,646	117,888
Machinery and equipment	463,896	472,121
Furniture and fixtures	15,178	14,411
Construction in progress	5,510	9,701
	609,759	635,486
Accumulated depreciation	(230,135)	(206,922)
	$ 379,624	$ 428,564

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following (in thousands):

	Year Ended December 31 2002	2001	2000
Currency translation adjustment	$ (11,325)	$ (14,934)	$ (6,467)
Pension liability adjustment	(2,264)	(1,074)	(146)
Unrealized loss on investments	–	–	(915)
	$ (13,589)	$ (16,008)	$ (7,528)

7. Long-Term Debt

At December 31, 2002 and 2001, long-term debt consisted of the following (in thousands):

	December 31 2002	December 31 2001
Senior Secured Credit Facility:		
Tranche A term loan, retired	$ –	$ 194,918
Tranche B term loan, retired	–	192,749
Revolving loan facility, retired	–	6,000
Revolving loan facility, due 2005	101,932	–
Senior Notes, due 2012	350,000	–
Senior Subordinated Notes, due 2008	300,000	300,000
Convertible Subordinated Notes, due 2002	–	139,063
Other	11,967	22,491
	763,899	855,221
Less current maturities	(2,961)	(303,170)
Long-term debt	$ 760,938	$ 552,051

Current maturities at December 31, 2002 primarily consist of scheduled payments on capital leases. Current maturities at December 31, 2001 included the Convertible Notes which have been retired and also included the portion of bank borrowings that were expected to be repaid from the proceeds from planned divestitures pursuant to the terms of the Senior Secured Credit Facility, net of amounts that would become available as a result of such repayments under the revolving loan facility.

In June 2002, the Company entered into a new three year $300,000,000 Senior Secured Credit Facility with a consortium of banks due in 2005 (the "Credit Facility"). The Credit Facility was used to refinance the Company's $800,000,000 Senior Secured Credit Facility. Under the Credit Facility, loans may be made and letters of credit issued on a revolving basis in each case subject to availability and subject to a borrowing base. At December 31, 2002, the Company had outstanding loans and letters of credit of $126.4 million and had $128.1 million of availability. Loans made under the Credit Facility bear interest at a base rate or LIBOR, plus a margin. The interest rate at December 31, 2002 was 4.89%. The Credit Facility is secured by substantially all of the assets of the Company.

In March 2002, the Company issued $350,000,000 of 9⅝% Senior Notes due 2012 ("Senior Notes"). Interest is payable semi-annually. The Company may redeem the Senior Notes, in whole or in part, on or after March 15, 2007, at redemption prices from 100% to 104.813%, plus accrued and unpaid interest. In addition, before March 2005, the Company may redeem up to 35% of the Senior Notes at 109.625% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds from equity offerings.

In February 2000, the Company entered into an $800,000,000 Senior Secured Credit Facility which originally consisted of a $300 million Tranche A term loan, a $250 million Tranche B term loan and a $250 million revolving loan facility. This Senior Secured Credit Facility was refinanced in June 2002. Deferred financing costs of $16.9 million incurred in connection with the Senior Secured Credit Facility were written off as a result of the refinancing in June 2002. The write-off is reported net of tax as an extraordinary loss in the consolidated statement of operations for the year ended December 31, 2002.

In February 2000, the Company wrote off deferred financing costs of $0.6 million capitalized in connection with the bank borrowings, which were repaid in February 2000. The charge is reported net of tax as an extraordinary item in the consolidated statement of operations for the year ended December 31, 2000.

In December 1998, the Company issued $300,000,000 of 8.75% Senior Subordinated Notes (the "Senior Subordinated Notes"), which are due December 2008. Interest is payable semi-annually. The Company may redeem the Senior Subordinated Notes, in whole or in part, on or after December 15, 2003, at redemption prices which range from 100% to 104.375%, plus accrued and unpaid interest.

In November 2002, the Company redeemed the outstanding 5% Convertible Subordinated Notes due November 1, 2002 (the "Convertible Notes"). In March 2000, the Company repurchased $13.0 million of the outstanding Convertible Notes at a discount and recorded a gain of $3.0 million, which was reported net of tax as an extraordinary item in the consolidated statement of operations for the year ended December 31, 2000.

Other long-term debt is primarily term debt with banks with interest rates which range from 1.6% to 10.5% and also includes capital lease obligations.

The aggregate annual maturities for long-term debt at December 31, 2002 are as follows (in thousands):

2003	$ 2,961
2004	1,228
2005	102,879
2006	787
2007	842
THEREAFTER	655,202
	$ 763,899

Cash paid for interest (including interest allocated to discontinued operations) on long-term debt was $63.0 million, $71.5 million and $89.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. The estimated fair value of the Company's Credit Facility, Senior Notes, Senior Subordinated Notes and other long-term debt based on current rates available to the Company for debt of the same remaining maturity was $610.0 million and $795.8 million at December 31, 2002 and 2001, respectively.

The Credit Facility, Senior Notes and Senior Subordinated Notes contain certain restrictive covenants that, among other things and with certain exceptions, limit the ability of the Company to incur additional indebtedness or issue capital stock, prepay subordinated debt, transfer assets outside of the Company, pay dividends or repurchase shares of common stock. In addition to these restrictions, the Company is required to maintain certain levels of net worth and fixed charge coverage. As of December 31, 2002, the Company was in compliance with all of these covenants.

The Senior Notes and the Senior Subordinated Notes are guaranteed by Mail-Well, Inc. and its U.S. subsidiaries (the "Guarantor Subsidiaries") all of which are wholly owned. The guarantees are joint and several, full, complete and unconditional. There are no material restrictions on the ability of the Guarantor Subsidiaries to transfer funds to the issuing subsidiary in the form of cash dividends, loans or advances, other than ordinary legal restrictions under corporate law, fraudulent transfer and bankruptcy laws.

8. Income Taxes

Income (loss) from continuing operations for the years ended December 31, 2002, 2001 and 2000 was (in thousands):

	2002	2001	2000
Domestic	$ (119,946)	$ (78,472)	$ 33,629
Foreign	31,275	28,059	22,741
Income (loss) from continuing operations before income taxes	$ (88,671)	$ (50,413)	$ 56,370

The provision for income taxes on income from continuing operations for the years ended December 31, 2002, 2001 and 2000 consisted of the following (in thousands):

	2002	2001	2000
Current tax provision (benefit):			
Federal	$ (12,747)	$ (18,052)	$ 3,816
Foreign	10,050	9,594	8,421
State	(1,273)	(1,805)	381
	(3,970)	(10,263)	12,618
Deferred provision (benefit):			
Federal	(19,830)	4,245	7,023
Foreign	475	393	1,281
State	(1,983)	425	702
	(21,338)	5,063	9,006
Provision (benefit) for income taxes	$ (25,308)	$ (5,200)	$ 21,624

A reconciliation of the federal statutory tax rate to the Company's effective income tax rate is summarized below:

	2002	2001	2000
FEDERAL STATUTORY TAX RATE	35.0%	35.0%	35.0%
STATE TAX, NET OF FEDERAL BENEFIT	4.5	3.5	3.5
NONDEDUCTIBLE GOODWILL AMORTIZATION	–	–	6.2
NONTAXABLE INVESTMENT BENEFIT	–	4.3	(3.8)
IMPAIRMENT ON DIVESTITURES	(10.5)	(32.8)	–
CHANGE IN VALUATION ALLOWANCE	(1.1)	–	–
OTHER	0.6	0.3	(2.5)
EFFECTIVE INCOME TAX RATE	28.5%	10.3%	38.4%

Deferred taxes are recorded to give recognition to temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years. Deferred tax liabilities generally represent items that have been deducted for tax purposes, but have not yet been recorded in the consolidated statements of operations. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below (in thousands):

	2002	2001
DEFERRED TAX ASSETS:		
ALTERNATIVE MINIMUM TAX CREDIT CARRYFORWARDS	$ 4,608	$ 5,563
NET OPERATING LOSS CARRYFORWARDS	69,736	7,738
CAPITAL LOSS	15,977	–
COMPENSATION AND BENEFIT RELATED ACCRUALS	17,870	16,844
RESTRUCTURING ACCRUALS	179	10,517
ACCOUNTS RECEIVABLE	1,704	1,976
OTHER	3,648	1,154
VALUATION ALLOWANCE	(570)	(1,215)
TOTAL DEFERRED TAX ASSETS	113,152	42,577
DEFERRED TAX LIABILITIES:		
PROPERTY, PLANT AND EQUIPMENT	(84,516)	(97,499)
GOODWILL AND OTHER INTANGIBLES	(20,491)	(5,207)
OTHER	(7,536)	(3,015)
TOTAL DEFERRED TAX LIABILITIES	(112,543)	(105,721)
NET DEFERRED TAX ASSET (LIABILITY)	$ 609	$ (63,144)

The net deferred income tax asset (liability) at December 31, 2002 and 2001 includes the following components (in thousands):

	2002	2001
CURRENT DEFERRED TAX ASSET	$ 10,945	$ 25,249
NON-CURRENT DEFERRED TAX LIABILITY	(10,336)	(88,393)
TOTAL	$ 609	$ (63,144)

The deferred tax asset at December 31, 2002 includes a $40.4 million capital loss carryforward which is available to reduce future capital gains. These capital losses will expire in 2007. Net operating losses of $162.3 million are being carried forward and are available to reduce future taxable income. These net operating losses will expire in 2021. The Company also has tax credit carryforwards of $4.6 million at December 31, 2002, which may be carried forward indefinitely. Cash payments for income taxes (including the amounts allocated to discontinued operations) were $6.0 million, $2.4 million and $8.8 million in 2002, 2001 and 2000, respectively.

9. Restructuring, Asset Impairments and Other Charges

The Company has responded to the impact of the current economic environment on its businesses by continuing to evaluate its operations for improvement opportunities. Because of the significant decline in sales experienced over the last two years, actions to consolidate facilities, rationalize and realign capacity, and otherwise reduce costs have been implemented. These actions have resulted in significant restructuring and other nonrecurring charges.

2002 Activity

Restructuring and other charges recorded during the year ended December 31, 2002 were $74.6 million. The following table and discussion present the details of these charges (in thousands):

	Envelope	Commercial Printing	Printed Office Products	Corporate	Total
Employee separation and related expenses	$ 884	$ 3,206	$ 1,404	$ –	$ 5,494
Employee training expenses	7,043	–	–	–	7,043
Project management expenses	9,246	–	–	–	9,246
Asset impairment charges, net	9,644	3,259	925	–	13,828
Other exit costs	4,219	4,691	658	–	9,568
Reversal of unused accrual	(500)	–	–	–	(500)
Total restructuring costs	30,536	11,156	2,987	–	44,679
Other charges	2,038	4,655	161	23,018	29,872
Total restructuring, asset impairments and other charges	$ 32,574	$ 15,811	$ 3,148	$ 23,018	$ 74,551

Envelope

The consolidation of ten of the envelope manufacturing facilities is complete. The Envelope segment began this consolidation in 2001 in order to reduce excess internal capacity and improve utilization of equipment and resources at its other plants in the United States and Canada. The costs incurred during the year ended December 31, 2002 related to this consolidation were as follows:

» Employee training expenses of $7.0 million were incurred to train the new employees that were hired at the plants that absorbed the production of the plants that were closed. The training programs for these employees were between three and nine months in duration.

» Project management expenses of $9.2 million which were primarily consulting fees and related expenses incurred to assist management in managing the consolidation project. Consultants were used to assist in such tasks as capacity planning, workflow planning, production scheduling and change management.

» Impairment charges of $9.6 million were recorded for property and equipment taken out of service or sold as a result of the plant consolidations, net of $5.9 million received from the sales of those assets.

» Other costs of $4.2 million include the expenses incurred to move and reinstall equipment, and the cost incurred to restore buildings to the condition required by lease agreements or to prepare them for sale.

» In 2001, separation and related employee costs were accrued to cover the 920 employees estimated to be affected over the course of this project. As of December 31, 2002, 722 employees had been separated and the accrual has been adjusted by $0.5 million.

As a result of other cost reduction actions, the Envelope segment incurred employee separation and related expenses of $0.9 million in connection the elimination of 139 jobs.

Commercial Printing

During 2002, Commercial Printing reduced the size of many of its operations in response to the significant decline in sales. Employee separation and related expenses to cover the elimination of 192 jobs totaled $1.9 million. Impairment charges of $1.3 million were incurred for equipment taken out of service. Other restructuring costs of $0.7 million include expenses associated with lease commitments and the cost to dismantle, move and reinstall equipment.

In September 2002, Commercial Printing closed its operation in New York City and began the consolidation of its web printing operation in Indianapolis, Indiana with its web plants in St. Louis, Missouri and Baltimore, Maryland. A web press was also moved from Portland, Oregon to the plant in St. Louis. Employee separation and related expenses to cover the elimination of 132 jobs totaled $1.3 million. Impairment charges on equipment taken out of service totaled $2.0 million. Other restructure costs of $4.0 million are the expenses associated with terminating lease commitments and the costs to dismantle, move and reinstall equipment.

Printed Office Products

During 2002, Printed Office Products closed two of its traditional documents plants in response to the decline in the demand for business forms. The employee separation and related employee expenses covering 64 employees was $0.6 million. As of December 31, 2002, all of these employees had been separated. Impairment charges related to equipment taken out of service as a result of these closures totaled $0.6 million. Other restructuring expenses of $0.7 million were incurred primarily to prepare the two plant buildings for sale.

As a result of other cost reduction measures, Printed Office Products has incurred employee separation and related expenses of $0.8 million in connection with the elimination of 184 jobs and asset impairments of $0.3 million.

Other Charges

Other charges include the following items:

» In 2001, several programs to significantly improve operations and marketing effectiveness were implemented. These programs included the implementation of best practices, the standardization of costing and pricing systems in Envelope and Commercial Printing and the alignment of equipment and services to better serve customers and markets. Outside assistance was used in the implementation of these programs the cost of which was $4.4 million in 2002.

» In connection with the refinancing of the bank credit facility in June 2002, an operating lease stemming from a sale/leaseback arrangement executed in 1997 and amended in 2000 had to be refinanced. The value of the equipment subject to the lease was reduced from $34.9 million to $19.1 million, requiring a payment of the difference of $15.8 million. In addition, deferred costs of $6.1 million associated with the lease prior to this refinancing were written off.

» An impairment charge of $1.8 million was recorded to write-down idle equipment in Commercial Printing to net realizable value.

» Severance payments of $1.1 million unrelated to the restructure plans were incurred.

» Consulting fees of $0.7 million related to tax matters that arose as a result of the divestitures were incurred.

A summary of the activity charged to the 2002 restructuring liability during the year ended December 31, 2002 was as follows (in thousands):

	Commercial Printing	Printed Office Products	Total
INITIAL ACCRUAL	$ 4,106	$ 1,019	$ 5,125
ADDITIONS TO THE ACCRUAL	2,466	–	2,466
PAYMENTS FOR SEVERANCE	(2,581)	(353)	(2,934)
PAYMENTS FOR LEASE TERMINATION AND PROPERTY EXIT COSTS	–	(3)	(3)
PAYMENTS FOR OTHER EXIT COSTS	(1)	(10)	(11)
BALANCE, DECEMBER 31, 2002	$ 3,990	$ 653	$ 4,643

2001 ACTIVITY

The restructuring and other charges totaled $43.1 million in 2001. The following table and discussion present the details of these charges (in thousands):

	Envelope	Commercial Printing	Printed Office Products	Corporate	Total
EMPLOYEE SEPARATION AND RELATED EXPENSES	$ 9,042	$ 385	$ 618	$ –	$ 10,045
EMPLOYEE TRAINING EXPENSES	2,628	–	–	–	2,628
PROJECT MANAGEMENT EXPENSES	5,404	–	–	–	5,404
ASSET IMPAIRMENT CHARGES, NET	8,178	601	(1,300)	–	7,479
OTHER EXIT COSTS	6,510	1,978	691	–	9,179
STRATEGIC ASSESSMENT COSTS	–	–	–	2,677	2,677
TOTAL RESTRUCTURING COSTS	31,762	2,964	9	2,677	37,412
OTHER CHARGES	1,360	1,482	1,231	1,600	5,673
TOTAL RESTRUCTURING, ASSET IMPAIRMENTS AND OTHER CHARGES	$ 33,122	$ 4,446	$ 1,240	$ 4,277	$ 43,085

ENVELOPE

The employee separation and related expenses cover 923 employees expected to be affected over the course of the plant consolidation project described above, of which 359 had been separated as of December 31, 2001. Other exit costs included lease termination costs of $1.4 million and equipment moving expenses and building clean-up costs. As of December 31, 2001, the closure of three facilities had been completed. The $8.2 million asset impairment charge relates to the write down of equipment taken out of service as a result of these plant closures.

COMMERCIAL PRINTING

Commercial Printing closed a plant and consolidated two other printing operations in the Philadelphia area. These actions were completed to improve the cost effectiveness of these operations and their competitive position in the Philadelphia market. The costs associated with the consolidation included employee separation and related expenses covering the elimination of 25 jobs. Other exit costs include lease termination costs and expenses incurred to move and reinstall equipment. Equipment taken out of service was written down $0.6 million to its fair market value.

PRINTED OFFICE PRODUCTS

Printed Office Products substantially curtailed its operation in Denver, Colorado in 2001. The employee separation and related expenses of $0.6 million were related to the elimination of 62 jobs. Other exit costs were the expenses incurred to dismantle, move and reinstall equipment. Additionally, an asset impairment charge of $1.3 million taken in 2000 to write-down a building to its estimated fair market value was reversed. This building was sold for more than its original carrying value.

Corporate

In developing the strategic plan, outside advisors were engaged to research and evaluate the Company's markets, survey its customers and assess existing strategies. In addition, financial advisors were engaged to evaluate options for improving the Company's capital structure. The cost of these advisors was $2.7 million in 2001.

Other Charges

Other charges include the following items:

» The outside assistance used in the implementation of initiatives in Envelope and Commercial Printing to implement best practices, standardize costing and pricing systems, and align equipment and services to better serve customers and markets totaled $2.2 million in 2001.

» Cost of $0.7 million incurred by Envelope for a human resource information system that was not implemented was written-off.

» Printed Office Products incurred $1.2 million of fees and expenses associated with the settlement of a lawsuit.

» A $1.6 million investment in a company that was developing a service, which would enable the management of the creative process of a printing job online, was written-off.

A summary of the activity charged to the 2001 restructuring liability during the year ended December 31, 2002 was as follows (in thousands):

	Envelope	Commercial Printing	Printed Office Products	Total
Balance, December 31, 2001	$ 10,126	$ 604	$ 70	$ 10,800
Additions to the accrual	–	169	–	169
Payments for severance	(5,026)	–	–	(5,026)
Payments for lease termination and property exit costs	(2,082)	(324)	(70)	(2,476)
Reversal of unused portion	(500)	–	–	(500)
Balance, December 31, 2002	$ 2,518	$ 449	$ –	$ 2,967

2000 Activity

The Company began the comprehensive review of its operations at the end of 2000 and identified certain actions that could be taken at that time. The following table and discussion present the details of restructuring charges, and other charges recorded in 2000 (in thousands):

	Envelope	Commercial Printing	Printed Office Products	Total
EMPLOYEE SEPARATION AND RELATED EXPENSES	$ 86	$ 188	$ 1,261	$ 1,535
ASSET IMPAIRMENT CHARGES	–	749	3,299	4,048
OTHER EXIT COSTS	–	473	1,045	1,518
TOTAL RESTRUCTURING COSTS	86	1,410	5,605	7,101
OTHER ASSET IMPAIRMENTS	1,872	2,036	2,723	6,631
TOTAL RESTRUCTURING, ASSET IMPAIRMENTS AND OTHER CHARGES	$ 1,958	$ 3,446	$ 8,328	$ 13,732

ENVELOPE

Envelope closed a resale operation in Vancouver, Washington. The employee separation and related expenses covered the elimination of 19 jobs.

COMMERCIAL PRINTING

Commercial Printing consolidated two operations in St. Louis into an existing facility and closed its bindery operation in Mexico. The employee separation and related expenses covered the elimination of 165 jobs. The losses recorded as a result of the lease terminations and asset impairments were primarily related to the closure of the Mexico bindery.

PRINTED OFFICE PRODUCTS

Printed Office Products closed its business forms plants in Oceanside, California; Sparks, Nevada; and Houston, Texas. The employee separation and related expenses covered the elimination of 190 jobs. The cost associated with the termination of lease commitments at these facilities was expensed as was the loss incurred on the equipment that was sold or abandoned.

The Company also incurred asset impairment charges in 2000 totaling $6.6 million that were unrelated to the restructuring. These assets were taken out of service and could not be redeployed or sold, and therefore were written off.

The restructuring program initiated in 1998 was completed during 2000. Charges recorded in 2000 related to that program totaled $0.8 million.

A summary of the activity charged to the 2000 restructuring liability during the year ended December 31, 2001 was as follows (in thousands):

	Envelope	Commercial Printing	Printed Office Products	Total
BALANCE, DECEMBER 31, 2000	$ 86	$ 1,485	$ 1,742	$ 3,313
PAYMENTS FOR SEVERANCE	(86)	(461)	(639)	(1,186)
PAYMENTS FOR LEASE TERMINATION AND PROPERTY EXIT COSTS	–	(452)	(705)	(1,157)
PAYMENTS FOR OTHER EXIT COSTS	–	(572)	(398)	(970)
BALANCE, DECEMBER 31, 2001	$ –	$ –	$ –	$ –

10. Stock Option Plans

In May 2001, the Company adopted a Long-Term Equity Incentive Plan (the "Incentive Plan"), which replaced all prior stock option plans (the "Option Plans"). Stock options which were available for grant under the Option Plans were transferred to the Incentive Plan and the Option Plans have been frozen. The Incentive Plan allows the compensation committee of the Board of Directors to grant stock options, stock appreciation rights, restricted common stock, performance awards and any other stock-based awards to officers, directors and employees of the Company. Under the Incentive Plan, the Board issued 82,000 Performance-Based Restricted Shares ("PARS") and 255,250 stock options in 2002 and 669,000 PARS and 3,113,420 stock options in 2001. The Company has 1,809,449 stock options available for issuance. Stock options generally vest over four to six years and expire 10 years from the date granted. Options are granted at a price equal to the fair market value of the Company's common stock on the date of grant. The PARS issued in 2002 vest fifty percent in 2007 and the other fifty percent in 2008. The PARS issued in 2001 vest fifty percent in 2006 and the other fifty percent in 2007. The Incentive Plan provides for an acceleration of the vesting of both the stock options and the PARS if the Company's stock price closes at certain levels for 20 consecutive trading days as set forth in the following schedule:

	Stock Price at Which Vesting Occurs	
Amount of Accelerated Vesting	Options	PARS
FIRST ONE-THIRD	$ 7.50	$ 8.00
SECOND ONE-THIRD	$ 10.00	$ 11.00
FINAL ONE-THIRD	$ 12.50	$ 14.00

When PARS were issued in 2002 and 2001, the Company recorded deferred compensation of $0.1 million and $3.7 million, respectively, as a charge to shareholders' equity based upon the fair market value on the date of grant. This deferred compensation is being recognized as compensation expense ratably over the vesting period of the PARS. The Company recorded compensation expense in the amount of $0.6 million and $0.3 million for the years ended December 31, 2002 and 2001, respectively.

The following table summarizes the activity and terms of outstanding options at December 31, 2002, 2001 and 2000:

	2002		2001		2000	
	Options	Average Exercise Price	Options	Average Exercise Price	Options	Average Exercise Price
OPTIONS OUTSTANDING AT BEGINNING OF YEAR	6,128,637	$ 7.08	3,670,867	$ 8.75	2,598,119	$ 8.76
GRANTED	255,250	4.63	3,265,036	5.45	1,362,659	8.65
EXERCISED	(11,230)	1.63	(201,922)	2.05	(61,856)	4.99
EXPIRED/CANCELLED	(930,655)	6.85	(605,344)	9.83	(228,055)	9.04
OPTIONS OUTSTANDING AT END OF YEAR	5,442,002	$ 6.96	6,128,637	$ 7.08	3,670,867	$ 8.75
OPTIONS EXERCISABLE AT END OF YEAR	2,458,607	$ 8.01	1,679,137	$ 8.60	1,289,717	$ 7.48

Summary information about the Company's stock options outstanding at December 31, 2002 is as follows:

Range of Exercise Prices	Outstanding at December 31, 2002	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Exercisable at December 31, 2002	Weighted Average Exercise Price
$1.32-$1.42	69,181	2.2	$ 1.33	69,181	$ 1.33
$2.19-$4.37	365,505	5.8	$ 3.74	176,505	$ 3.76
$4.38-$6.56	3,067,749	3.8	$ 5.46	751,233	$ 5.43
$6.57-$8.74	901,065	5.3	$ 7.67	664,472	$ 7.39
$8.75-$10.93	237,200	6.8	$ 9.71	150,667	$ 9.73
$10.94-$13.10	513,800	5.2	$ 12.29	394,647	$ 12.23
$13.20-$15.30	269,502	4.6	$ 13.80	233,902	$ 13.77
$21.86	18,000	5.3	$ 21.86	18,000	$ 21.86
$1.32-$21.86	5,442,002	4.5	$ 6.96	2,458,607	$ 8.01

As permitted by SFAS No. 123, the Company accounts for its stock-based compensation under APB No. 25; however, the Company has computed for pro forma disclosure purposes the value of all options granted during 2002, 2001 and 2000 using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and using the following average assumptions:

	2002	2001	2000
RISK-FREE INTEREST RATE	3.0%	3.5%	5.8%
EXPECTED DIVIDEND YIELD	0%	0%	0%
EXPECTED OPTION LIVES	5 YEARS	4-6 YEARS	4-6 YEARS
EXPECTED VOLATILITY	71%	65%	64%

The weighted average fair value of options granted in 2002, 2001 and 2000 was $1.16, $3.22 and $4.68, respectively, per option.

Refer to Note 1 for the pro forma effect of expensing the estimated fair value of stock options on net income and earnings per share for 2002, 2001 and 2000.

11. Retirement Plans

Savings Plan

The Company sponsors a defined contribution plan to provide substantially all U.S. salaried and certain hourly employees an opportunity to accumulate personal funds for their retirement. As determined by the provisions of the plan, the Company matches a certain percentage of each employee's voluntary contribution. The plan also provides for a discretionary contribution by the Company to the plan for all eligible employees. All contributions made by the Company are made in cash and allocated to the funds selected by the employee. Company contributions to the plan were approximately $6.5 million, $10.5 million and $6.9 million for the years ending in December 31, 2002, 2001 and 2000, respectively, and no discretionary contribution was made in 2002 or 2000. The plan held 2,960,200 shares of the Company's common stock at December 31, 2002.

Pension Plans

The Company maintains pension plans for certain of its employees in the U.S. and Canada under collective bargaining agreements with unions representing these employees. The Company expects to continue to fund these plans based on governmental requirements, amounts deductible for income tax purposes and as needed to ensure that plan assets are sufficient to satisfy plan liabilities. As of December 31, 2002, plan assets consist primarily of government bonds, corporate bonds, equity and fixed income funds.

Supplemental Executive Retirement Plans

As a result of the acquisition of ABP, the Company assumed responsibility for the ABP supplemental executive retirement plans ("SERP") which provide benefits to certain former directors and executives of ABP. For accounting purposes, these plans are unfunded; however, ABP had purchased annuities to cover the benefits for certain participants. In 2001, the Company accelerated the benefit payments to all participants for whom there was no annuity.

The following table sets forth the financial status of the pension plans and the SERP and the amounts recognized in the Company's consolidated balance sheets at December 31, 2002 and 2001 (in thousands):

	Pension Plans		SERP	
	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 31,549	$ 29,613	$ 9,042	$ 17,844
Service cost	1,541	1,424	–	–
Interest cost	2,250	2,137	998	853
Actuarial gains and loss	1,307	1,418	–	–
Foreign currency exchange rate changes	316	(1,056)	–	–
Benefits paid	(2,153)	(1,987)	(989)	(9,655)
Benefit obligation at end of year	34,810	31,549	9,051	9,042
Change in plan assets:				
Fair value of plan assets at beginning of year	32,715	34,662	–	–
Foreign currency exchange rate changes	475	(1,197)	–	–
Actual return on plan assets	(1,420)	(286)	–	–
Employer contributions	1,793	1,744	–	–
Benefits paid	(2,375)	(2,208)	–	–
Fair value of plan assets at end of year	31,188	32,715	–	–
Funded status	(3,623)	1,166	(9,051)	(9,042)
Unrecognized actuarial loss	13,526	7,260	–	–
Unrecognized prior service cost	230	249	–	–
Unrecognized transition asset	(4,293)	(4,021)	–	–
Net amount recognized	$ 5,840	$ 4,654	$ (9,051)	$ (9,042)
Amounts recognized in the consolidated balance sheets:				
Prepaid benefit cost	$ 4,471	$ 4,283	$ –	$ –
Accrued benefit liability	(2,378)	(1,450)	(9,051)	(9,042)
Intangible asset	67	75	–	–
Deferred tax asset	1,416	672	–	–
Accumulated other comprehensive loss	2,264	1,074	–	–
Net amount recognized	$ 5,840	$ 4,654	$ (9,051)	$ (9,042)

The components of the net periodic pension cost for the pension plans and the SERP were as follows (in thousands):

	2002	2001	2000
Service cost	$ 1,185	$ 1,075	$ 2,000
Interest cost on projected benefit obligation	3,248	2,991	2,789
Expected return on plan assets	(3,148)	(3,017)	(2,963)
Net amortization and deferral	(399)	(396)	(400)
Recognized actuarial loss	179	36	31
Curtailment loss	1	129	38
Net periodic pension expense	$ 1,066	$ 818	$ 1,495

The assumptions used in computing the net pension cost and the funded status were as follows:

	2002	2001	2000
WEIGHTED AVERAGE DISCOUNT RATE	6.75%	7.25%	7.50%
EXPECTED LONG-TERM RATE OF RETURN ON ASSETS	8.75%	8.75-9%	8.75-9%
RATE OF COMPENSATION INCREASE	3-4%	2-4%	2-4%

The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $34.8 million and $31.2 million, respectively, as of December 31, 2002. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $9.0 million and $7.6 million, respectively, as of December 31, 2001.

Certain other U.S. employees are included in multi-employer pension plans to which the Company makes contributions in accordance with the contractual union agreements. Such contributions are made on a monthly basis in accordance with the requirements of the plans and the actuarial computations and assumptions of the administrators of the plans. Contributions to multi-employer plans were $3.1 million, $2.9 million, and $2.6 million for 2002, 2001 and 2000, respectively.

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan, which was frozen in December 2000. The Company has not made contributions to this plan since 1998. At December 31, 2002, the Employee Stock Ownership Plan held 640,968 shares of the Company's common stock, all of which have been allocated to participant accounts.

12. Commitments and Contingencies

Leases

The Company leases buildings and equipment under operating lease agreements expiring at various dates through 2011. Certain leases include renewal and purchase options. At December 31, 2002, future minimum annual payments under non-cancelable lease agreements with original terms in excess of one year are as follows (in thousands):

2003	$ 33,054
2004	27,074
2005	23,817
2006	19,245
2007	14,469
THEREAFTER	12,608
TOTAL	$ 130,267

Aggregate future minimum rentals to be received under noncancelable subleases as of December 31, 2002 are approximately $2.0 million.

Rent expense for the years ended December 31, 2002, 2001 and 2000 was $40.5 million, $39.9 million and $36.1 million, respectively.

Concentrations of Credit Risk

The Company has limited concentrations of credit risk with respect to financial instruments. Temporary cash investments and other investments are placed with high credit quality institutions, and concentrations within accounts receivable are limited due to the Company's customer base and its dispersion across different industries and geographic areas.

Litigation

The Company is party to various legal actions that are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, management believes the outcome of these various proceedings will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

13. Earnings per Share

Basic earnings per share exclude dilution and are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. A reconciliation of the amounts included in the computation of basic earnings (loss) per share and diluted earnings (loss) per share is as follows (in thousands, except per share amounts):

	December 31 2002	2001	2000
NUMERATOR:			
NUMERATOR FOR BASIC EARNINGS (LOSS) PER SHARE— INCOME (LOSS) FROM CONTINUING OPERATIONS	$ (63,363)	$ (45,213)	$ 34,746
INTEREST ON CONVERTIBLE NOTES	–	–	4,951
NUMERATOR FOR DILUTED EARNINGS (LOSS) PER SHARE—INCOME (LOSS) FROM CONTINUING OPERATIONS AFTER ASSUMED CONVERSIONS	$ (63,363)	$ (45,213)	$ 39,697
DENOMINATOR:			
DENOMINATOR FOR BASIC EARNINGS (LOSS) PER SHARE— WEIGHTED AVERAGE SHARES	47,665	47,562	48,789
EFFECTS OF DILUTIVE SECURITIES:			
CONVERSION OF CONVERTIBLE NOTES	–	–	7,461
STOCK OPTIONS	–	–	404
OTHER	–	–	24
DENOMINATOR FOR DILUTED EARNINGS (LOSS) PER SHARE— ADJUSTED WEIGHTED AVERAGE SHARES AND ASSUMED CONVERSIONS	47,665	47,562	56,678
EARNINGS (LOSS) FOR CONTINUING OPERATIONS PER SHARE:			
BASIC	$ (1.33)	$ (0.95)	$ 0.71
DILUTED	$ (1.33)	$ (0.95)	$ 0.70

During the years ended December 31, 2002 and 2001, interest, net of tax, on the Convertible Notes in the amount of $4.9 million and shares of 7,319,000 that would be issued upon assumed conversion of the Convertible Notes were excluded from the calculation of diluted loss per share due to the antidilutive effect on loss per share. In 2002, 2001 and 2000, outstanding options to purchase 5,357,000, 5,625,000 and 3,266,000 common shares, respectively, were excluded from the calculation of diluted earnings per share because the effect would be antidilutive. In addition, 669,000 PARS were excluded from the calculation of diluted earnings per share in 2002 and 2001 because the effect would be antidilutive.

14. Segment Information

The Company operates in three principal operating segments. The Commercial Printing operating segment specializes in printing annual reports, car brochures, brand marketing collateral, catalogs, maps and guidebooks, calendars and financial communications. The Envelope operating segment manufactures customized and stock envelopes for billing and remittance and direct mail advertising. The Envelope segment is also a producer of specialty packaging products and a manufacturer of stock products for the resale market. The Printed Office Products operating segment produces customized and stock labels, mailers, and printed business documents which are sold to small and mid-size businesses generally through distributors of office products. Intercompany sales for 2002, 2001 and 2000 were $13.7 million, $41.9 million and $32.3 million, respectively. These amounts are eliminated in consolidation and excluded from reported net sales.

The following tables present certain business segment information for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	Year Ended December 31		
	2002	2001	2000
NET SALES:			
COMMERCIAL PRINTING	$ 764,404	$ 817,937	$ 961,780
ENVELOPE	760,487	835,534	861,803
PRINTED OFFICE PRODUCTS	203,814	215,297	220,767
TOTAL	$ 1,728,705	$ 1,868,768	$ 2,044,350
OPERATING INCOME (LOSS)[a]:			
COMMERCIAL PRINTING	$ (16,255)	$ 14,763	$ 54,758
ENVELOPE	45,302	54,168	90,202
PRINTED OFFICE PRODUCTS	16,838	18,127	16,306
CORPORATE[b]	(62,341)	(72,234)	(31,052)
TOTAL	$ (16,456)	$ 14,824	$ 130,214
RESTRUCTURING, ASSET IMPAIRMENTS AND OTHER CHARGES:			
COMMERCIAL PRINTING	$ 15,811	$ 4,446	$ 3,658
ENVELOPE	32,574	33,122	2,502
PRINTED OFFICE PRODUCTS	3,148	1,240	8,328
CORPORATE	23,018	4,277	–
TOTAL	$ 74,551	$ 43,085	$ 14,488
SIGNIFICANT OTHER NONCASH CHARGES[c]:			
COMMERCIAL PRINTING	$ 6,138	$ 601	$ 2,785
ENVELOPE	16,878	8,875	1,872
PRINTED OFFICE PRODUCTS	925	–	6,022
CORPORATE	24,777	36,523	–
TOTAL	$ 48,718	$ 45,999	$ 10,679
DEPRECIATION AND AMORTIZATION[d]:			
COMMERCIAL PRINTING	$ 26,098	$ 22,895	$ 27,153
ENVELOPE	15,351	19,756	20,633
PRINTED OFFICE PRODUCTS	6,092	6,234	5,513
CORPORATE	2,514	14,511	18,047
TOTAL	$ 50,055	$ 63,396	$ 71,346
CAPITAL EXPENDITURES:			
COMMERCIAL PRINTING	$ 15,158	$ 13,613	$ 34,902
ENVELOPE	9,330	12,078	20,955
PRINTED OFFICE PRODUCTS	6,129	5,943	9,291
CORPORATE	279	1,108	1,915
TOTAL	$ 30,896	$ 32,742	$ 67,063

(a) Operating income (loss) is net of all costs and expenses directly related to the segment involved. Corporate expenses include corporate general and administrative expenses, lease expense, amortization expense of goodwill and other intangible assets, gains or losses on disposal of assets, expenses related to a refinancing of an operating lease in 2002 and other miscellaneous expenses.

(b) Includes impairment losses on assets held for sale of $6.1 million related to Envelope segment and $0.3 million related to Commercial Printing segment in 2002. Includes impairments on operations formerly held for sale of $10.4 million and $36.5 million related to the Printed Office Products segment in 2002 and 2001, respectively. It also includes an impairment charge of $2.5 million on operations formerly held for sale related to the Commercial Printing segment in 2002.

(c) Represents the noncash portion of restructuring and other asset impairment charges.

(d) Amortization expense of goodwill and other intangible assets and adjustments to depreciation for assets held for sale in 2002 and 2001 are included in corporate.

	December 31	
	2002	2001
IDENTIFIABLE ASSETS[e]:		
COMMERCIAL PRINTING	$ 509,634	$ 643,219
ENVELOPE	495,006	537,747
PRINTED OFFICE PRODUCTS	135,818	144,334
CORPORATE	(37,583)	(10,614)
	$ 1,102,875	$ 1,314,686
NET ASSETS OF DISCONTINUED OPERATIONS	—	129,568
NET ASSETS HELD FOR SALE	4,492	32,613
TOTAL	$ 1,107,367	$ 1,476,867

(e) Identifiable assets are accumulated by facility within each business segment. Certain operating assets, which are under lease, are reported as business segment assets for evaluation purposes. The net book value of these assets has been eliminated by contra assets included with corporate assets in order to reconcile identifiable assets with the total assets of the Company. Corporate assets consist primarily of cash and cash equivalents, other receivables, other assets and deferred tax assets.

Geographic information at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, is presented below (in thousands):

	2002	2001	2000
NET SALES:			
U.S.	$ 1,561,859	$ 1,691,837	$ 1,871,231
CANADA	166,846	176,931	172,922
OTHER FOREIGN	—	—	197
TOTAL	$ 1,728,705	$ 1,868,768	$ 2,044,350
IDENTIFIABLE ASSETS:			
U.S.	$ 964,310	$ 1,151,864	
CANADA	138,565	162,822	
TOTAL	$ 1,102,875	$ 1,314,686	

15. Quarterly Financial Data (unaudited)

The following table sets forth certain quarterly financial data for the periods indicated (in thousands, except per share amounts):

2002	First Quarter[(a)]	Second Quarter	Third Quarter	Fourth Quarter
NET SALES	$ 443,482	$ 420,967	$ 428,720	$ 435,536
GROSS PROFIT	88,029	78,841	85,235	91,239
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ (11,303)	$ (30,250)	$ (22,149)	$ 339
DISCONTINUED OPERATIONS	(7,999)	(153)	(5,804)	(2,912)
EXTRAORDINARY ITEMS	(4,763)	(5,362)	–	–
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(111,748)	–	–	–
NET LOSS	$ (135,813)	$ (35,765)	$ (27,953)	$ (2,573)
LOSS PER SHARE–BASIC AND DILUTED				
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ (0.24)	$ (0.63)	$ (0.46)	$ 0.01
DISCONTINUED OPERATIONS	(0.17)	–	(0.13)	(0.06)
EXTRAORDINARY ITEMS	(0.09)	(0.12)	–	–
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(2.35)	–	–	–
NET LOSS PER SHARE–BASIC AND DILUTED	$ (2.85)	$ (0.75)	$ (0.59)	$ (0.05)

2001	First Quarter[(a)]	Second Quarter	Third Quarter	Fourth Quarter
NET SALES	$ 488,776	$ 471,560	$ 465,286	$ 443,146
GROSS PROFIT	103,469	100,868	91,385	91,911
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 5,828	$ (15,328)	$ (1,597)	$ (34,116)
DISCONTINUED OPERATIONS	(2,206)	(77,197)	34	(11,635)
NET INCOME (LOSS)	$ 3,622	$ (92,525)	$ (1,563)	$ (45,751)
EARNINGS (LOSS) PER SHARE–BASIC AND DILUTED:				
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 0.12	$ (0.32)	$ (0.03)	$ (0.72)
DISCONTINUED OPERATIONS	(0.04)	(1.63)	–	(0.24)
NET INCOME (LOSS) PER SHARE–BASIC AND DILUTED	$ 0.08	$ (1.95)	$ (0.03)	$ (0.96)

(a) These results have been restated from those previously reported to reflect PrintXcel as part of continuing operations and the cumulative effect of a change in accounting principle effective January 1, 2002.

8310 South Valley Highway, Suite 400
/ Englewood, Colorado 80112
/ 303.790.8023 / www.mailwell.com


Mail-Well

design
ARMSTRONG WHITE* _ Bloomfield Hills, MI
-designer, Sara Callanan

printing
ANDERSON LITHOGRAPH* _ San Francisco, C

MAIL-WELL GRAPHICS* _ Philadelphia, PA

editorial
MARJI WILKENS _ San Diego, CA

photography
JAMES SCHWARTZ _ Minneapolis, MN
-customer photographs

JOHN FIELDER** _ Englewood, CO
-photograph on pg. 21

PHOTONICA
-photographs on cover and pg. 15

CORBIS
-all other photographs

*Mail-Well companies

**Communigraphics, a Mail-Well company, printed poster editions for the 2002 opening of John Fielder's new gallery. Fielder's nature photography can be viewec at www.johnfielder.com.

8310 South Valley Highway, Suite 400
/ Englewood, Colorado 80112
/ 303.790.8023 / www.mailwell.com


Mail-Well